   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 31, 1997

                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                        SUPERIOR ENERGY SERVICES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

         DELAWARE              1503 ENGINEERS ROAD           75-2379388
      (STATE OR OTHER            P. O. BOX 6220           (I.R.S. EMPLOYER
       JURISDICTION          NEW ORLEANS, LOUISIANA      IDENTIFICATION NO.)
    OF INCORPORATION OR               70174
       ORGANIZATION)             (504) 393-7774
 (ADDRESS , INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               ROBERT S. TAYLOR
                            CHIEF FINANCIAL OFFICER
                              1503 ENGINEERS ROAD
                                P. O. BOX 6220
                         NEW ORLEANS, LOUISIANA 70174
                                (504) 393-7774
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPY TO:

       WILLIAM B. MASTERS, ESQ.                 THOMAS P. MASON, ESQ.
  JONES, WALKER, WAECHTER, POITEVENT,          ANDREWS & KURTH, L.L.P.
       CARRERE & DENEGRE, L.L.P.              4200 TEXAS COMMERCE TOWER
        201 ST. CHARLES AVENUE                 600 TRAVIS, SUITE 4200
     NEW ORLEANS, LOUISIANA 70170               HOUSTON, TEXAS 77002
            (504) 582-8000                         (713) 220-4200
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    From time to time after this Registraiton Statement becomes effective.

                               ----------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
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
                                           PROPOSED
                                           MAXIMUM        PROPOSED
 TITLE OF EACH CLASS OF                   AGGREGATE       MAXIMUM       AMOUNT OF
    SECURITIES TO BE      AMOUNT TO BE  OFFERING PRICE    OFFERING     REGISTRATION
       REGISTERED        REGISTERED(1)   PER SHARE(2)     PRICE(2)         FEE
-----------------------------------------------------------------------------------
Common Stock, $.001 par    6,900,000
 value..................     shares        $11.1875     $77,193,750      $23,393
-----------------------------------------------------------------------------------

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(1) Includes 900,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED OCTOBER 31, 1997

PROSPECTUS
                                6,000,000 SHARES

[LOGO]
                         SUPERIOR ENERGY SERVICES, INC.

                                  COMMON STOCK

                                  -----------
  Of the 6,000,000 shares of common stock, $0.001 par value per share (the "Common Stock"), of Superior Energy Services, Inc. (the "Company") offered hereby (the "Offering"), 3,900,000 shares are being sold by the Company and 2,100,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Common Stock is traded on the Nasdaq National Market under the symbol "SESI." On October 30, 1997, the last reported sales price of the Common Stock as reported by the Nasdaq National Market was $11.25.

                                  -----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE COMMON STOCK.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                  PROCEEDS TO
                       PRICE TO     UNDERWRITING   PROCEEDS TO      SELLING
                         PUBLIC     DISCOUNT(1)     COMPANY(2)    STOCKHOLDERS
------------------------------------------------------------------------------
Per Share..........  $              $              $              $
------------------------------------------------------------------------------
Total (3)..........  $              $              $              $
------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed separately to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $400,000.
(3) The Selling Stockholders have granted to the Underwriters an option for 30 days to purchase up to an additional 900,000 shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling
    Stockholders will be $     , $     , $     and $     , respectively. See
    "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Johnson
Rice & Company L.L.C., New Orleans, Louisiana on or about        , 1997.

                                  -----------

                              JOINT LEAD MANAGERS

JOHNSON RICE & COMPANY L.L.C.__________________________JEFFERIES & COMPANY, INC.

                                  -----------

                              GAINES, BERLAND INC.

                  The date of this Prospectus is         1997.

       [MAP OF THE COMPANY'S LOCATIONS THROUGHOUT THE GULF COAST REGION]


  IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  This following summary is qualified in its entirety by the more detailed information and the historical and pro forma financial statements and other information included elsewhere in this Prospectus and incorporated herein by reference. Unless otherwise indicated, the information in this Prospectus assumes that there will be no exercise of the Underwriters' over-allotment option. Unless the context indicates otherwise, references in this Prospectus to the "Company" mean Superior Energy Services, Inc. and its subsidiaries and predecessors. Unless otherwise indicated, the information contained herein gives effect to the acquisitions of Fastorq, Inc., Stabil Drill Specialties, Inc. and Sub-Surface Tools, Inc. (collectively, the "Recent Acquisitions"), which are described herein.

                                  THE COMPANY

GENERAL

  Superior Energy Services, Inc. provides a broad range of specialized oilfield services and equipment primarily to major and independent oil and gas companies engaged in the exploration, production and development of oil and gas properties offshore in the Gulf of Mexico and throughout the Gulf Coast region. These services and equipment include the rental of specialized oilfield equipment, oil and gas well plug and abandonment ("P&A") services, electric and mechanical wireline services, the manufacture, sale and rental of drilling instrumentation and the manufacture and sale of oil spill containment equipment. Over the last two years, the Company has significantly expanded its operations through both internal growth and strategic acquisitions. This expansion has enabled the Company to broaden the range of products and services that it offers to its customers and to expand its operations geographically throughout the Gulf Coast region.

  As a result of its expansion and increased demand for its services and products, the Company has experienced significant growth in revenue, EBITDA (as defined herein) and net income. For the nine months ended September 30, 1997, the Company generated revenue of $33.3 million, EBITDA of $11.0 million and net income of $5.7 million. These amounts represent increases of approximately 119%, 142% and 119%, respectively, over the comparable period in 1996. On a pro forma basis for the nine months ended September 30, 1997, assuming all the acquisitions completed in 1997, including the Recent Acquisitions, were completed on January 1, 1996, the Company would have generated revenue, EBITDA and net income of $59.1 million, $20.4 million and $8.3 million, respectively.

BUSINESS

  Rental Tools. The Company manufactures, sells and rents specialized equipment for use with offshore and onshore oil and gas well drilling, completion, production and workover activities. The Company's rental tool inventory includes tubulars, blowout preventers, pipe handling equipment, mills, hole openers, stabilizers, power swivels and tongs, gauges, hoses, pumps and spools. The Company has aggressively pursued a strategy of expansion in its rental tool operations, both geographically and in terms of product lines. As a result of this expansion and the Recent Acquisitions, the Company currently offers a broad range of rental tools from 19 rental tool facilities strategically located along the Gulf Coast from Corpus Christi, Texas to Venice, Louisiana. On a pro forma basis for the nine months ended September 30, 1997, assuming all the acquisitions completed in 1997, including the Recent Acquisitions, were completed on January 1, 1996, approximately $33.3 million of revenue was generated by the Company's rental tool operations, representing 56% of total pro forma revenue for the period.

  Plug and Abandonment Services. Oil and gas wells that are no longer producing commercially are required by governmental authorities to be plugged and abandoned. The Company is the leading provider of P&A services in the Gulf of Mexico. The Company uses custom-built, skid-mounted P&A spreads that allow the Company to plug and abandon a well without the presence of a drilling rig ("rig-less P&A"). Rig-less P&A offers a cost advantage over P&A methods that require a drilling rig, and management believes that the large majority of the wells in the Gulf of Mexico can be plugged and abandoned using the rig-less P&A method. In delivering its P&A services, the Company has combined both wireline and pumping expertise, which traditionally have been provided separately, and believes that this combined expertise gives it a competitive advantage over many of its competitors. The Company currently operates 14 P&A crews, each of which is comprised of four to five members, and intends to expand its number of P&A crews to as many as 20 during 1998. On a pro forma basis for the nine months ended September 30, 1997, assuming all the acquisitions completed in 1997, including the Recent Acquisitions, were completed on January 1, 1996, approximately $16.7 million of revenue was generated by the Company's P&A operations, representing 28% of total pro forma revenue for the period.

  Wireline Services. The Company provides electric and mechanical wireline services to its customer base. While the Company provides these services primarily in connection with P&A jobs, it also provides wireline services for non-P&A jobs such as logging and pipe recovery. The Company's wireline personnel are trained to perform both P&A and wireline services. In the third quarter of 1997, the Company began expanding its electric wireline capacity by purchasing four electric wireline units that will be dedicated solely to non-P&A operations. On a pro forma basis for the nine months ended September 30, 1997, assuming all the acquisitions completed in 1997, including the Recent Acquisitions, were completed on January 1, 1996, approximately $3.1 million of revenue was generated by the Company's non-P&A wireline operations, representing 5% of total pro forma revenue for the period.

  Other Services. The Company designs, manufactures and sells specialized drilling rig instrumentation and data acquisition systems and computerized electronic torque and pressure control equipment. The Company's torque and pressure control equipment is used in drilling and workover operations, as well as in the manufacture of oilfield tubular goods. The Company also sells, rents and licenses oil spill containment equipment, including its patented inflatable boom, to domestic and foreign oil companies, oil spill response companies and cooperatives, the United States Coast Guard and foreign governments and their agencies. On a pro forma basis for the nine months ended September 30, 1997, assuming all the acquisitions completed in 1997, including the Recent Acquisitions, were completed on January 1, 1996, approximately $5.9 million of revenue was generated from these operations, representing 10% of total pro forma revenue for the period.

INDUSTRY

  Demand for the Company's rental tools and wireline services is primarily a function of oil and gas exploration and workover activity in the Gulf of Mexico and along the Gulf Coast. Over the past several years, improvements in production techniques and seismic and drilling technology, together with relatively stable oil and gas prices, have resulted in increased drilling activity in the Gulf of Mexico and along the Gulf Coast. According to reports published by Offshore Data Services, the number of offshore drilling rigs under contract in the Gulf of Mexico has increased from approximately 130 in January 1995 to approximately 170 in October 1997. In addition, the Minerals Management Service ("MMS") has reported that the number of offshore leases in the Gulf of Mexico awarded to operators increased from 835 in 1995, covering approximately
4.3 million acres, to 1,836 in 1997, covering approximately 10.0 million acres. Lease sales often serve as a precursor to drilling and exploration activity in the Gulf of Mexico.

  Demand for the Company's P&A services is primarily a function of the number of offshore producing wells that have ceased to be commercially productive, increased environmental awareness and the desire of oil and gas companies to minimize abandonment liabilities. The number of depleted wells in the Gulf of Mexico that were plugged and abandoned has grown significantly in the last two years. According to an independent industry report, approximately 560 depleted wells were plugged and abandoned in 1995 compared to approximately 855 in 1996. The MMS estimated that as of September 1997, there had been approximately 34,850 well bores drilled in the Gulf of Mexico, approximately 15,800 of which have not yet been plugged and abandoned due to the existence of oil and gas production or other factors. The Company believes that strong demand will continue for its P&A services as many of these wells are approaching the end of their productive lives.

BUSINESS STRATEGY

  The Company's business strategy is to combine internal growth and strategic acquisitions to expand the scope of the services and equipment that the Company provides for its customers. Key elements of the Company's business strategy are as follows:

  Continue Expansion of Rental Tool Operations. The Company intends to continue to expand its rental tool operations to meet the increased demand for its rental tool products in the Gulf Coast region. The Company plans to increase the amount and types of equipment available to its customers by expanding its rental tool inventory. Management believes that an expanded rental tool inventory will enable the Company to further expand its existing customer relationships within the consolidating rental tool industry. Management also believes that growth in this segment is not subject to the personnel constraints that are currently present in other segments of the oilfield services industry.

  Capitalize on Leading Position in P&A Services. The Company intends to capitalize on its leading position in, and the increased demand for, P&A services in the Gulf of Mexico by significantly increasing the number of crews dedicated to P&A services. The Company plans to purchase or manufacture the equipment necessary to operate as many as six new P&A crews. The Company intends to base these crews out of its Houston, Texas and Lafayette, Louisiana locations, further expanding the geographic scope of its P&A operations, which are currently conducted from Belle Chasse, Louisiana.

  Expand Electric Wireline Services. Historically, the Company primarily offered its electric wireline services as a complement to its P&A services. The Company's customers, however, are increasingly seeking electric wireline services from the Company independent of P&A operations. The Company intends to purchase or manufacture additional electric wireline units that will be dedicated solely to non-P&A operations, which management believes will offer another avenue of growth for the Company.

  Acquire Complementary Businesses. The Company continually evaluates opportunities to acquire businesses which offer products and services complementary to the Company's existing operations. Management believes that acquisition candidates are available that will allow the Company to increase both market share in its existing lines of business and the geographic scope of its operations. The Company intends to continue to seek acquisition candidates with strong existing management and to structure the acquisitions to create incentives for the key personnel of the acquired businesses to remain with the Company and expand their operations.

RECENT ACQUISITIONS

  Since September 30, 1997, the Company has closed one acquisition and has entered into agreements to acquire two other businesses, each of which will expand the size and geographic scope of the Company's rental tool operations.

  . Sub-Surface. In October 1997, the Company signed a letter of intent with respect to the purchase of Sub-Surface Tools, Inc. ("Sub-Surface") for $17.5 million in cash and a contingent payment of up to $7.5 million plus interest, the amount of which is dependent upon Sub-Surface's financial performance over the next three years. Sub-Surface rents specialized equipment including tubulars, tubular handling tools and pressure control equipment for drilling, completion and workover operations that it provides through four facilities along the Gulf Coast.

  . Stabil Drill. In October 1997, the Company signed a letter of intent with respect to the purchase of Stabil Drill Specialties, Inc. ("Stabil Drill") for $17.5 million in cash and a contingent payment of up to $7.5 million plus interest, the amount of which is dependent upon Stabil Drill's financial performance over the next three years. Stabil Drill specializes in the sale and rental of drilling stabilizers along with a full range of tools used in bottom hole assemblies that it provides through five facilities located throughout the Gulf Coast.

  . Fastorq. In October 1997, the Company completed its acquisition of
    Fastorq, Inc. ("Fastorq") for $4.8 million in cash and a contingent payment of up to $2.6 million plus interest, the amount of which is dependent upon Fastorq's financial performance over the next three years. Fastorq provides hydraulic nipple up, wrench bolting, bolt turning, nut splitting, bolt removal and mechanical pipe cutting services along with hydrostatic test pump rentals to the Gulf Coast region from its two Louisiana facilities.

  The Company is incorporated under the laws of the State of Delaware, its principal executive offices are located at 1503 Engineers Road, P. O. Box 6220, New Orleans, Louisiana 70174, and its telephone number is (504) 393-7774.

                                  THE OFFERING

Common Stock offered:

  By the Company..............    3,900,000 shares

  By the Selling                  2,100,000 shares
  Stockholders................

    Total....................     6,000,000 shares

Common Stock to be outstanding
after the Offering(/1/).........
                                  29,156,190 shares

Nasdaq National Market Symbol...  SESI

Use of Proceeds.................  The Company intends to use the net proceeds of the Offering to repay indebtedness
                                  incurred to fund the Recent Acquisitions. Any remaining proceeds will be used to increase its rental tool inventory and to acquire additional P&A and electric wireline equipment. See "Use of Proceeds."

                                  The Company will not receive any proceeds
                                  from the sale of Common Stock by the Selling
                                  Stockholders.
--------
(1) Excludes approximately 1,575,000 shares of Common Stock issuable upon the exercise of outstanding stock options and 8,333 shares of Common Stock issuable upon the exercise of outstanding warrants.

                                  RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. In particular, prospective investors should be aware of the effect on the Company of the risks presented by the factors listed under "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (In thousands, except per share data)

  The summary financial data for the two years ended December 31, 1996 are derived from the Company's financial statements which have been audited by KPMG Peat Marwick LLP. The summary financial data as of September 30, 1997 and for the nine month periods ended September 30, 1996 and 1997, respectively, are derived from the unaudited consolidated financial statements of the Company for such periods. In the opinion of management, the unaudited financial statements of the Company reflect all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the financial condition and results of operations for these periods. The pro forma financial data set forth below does not purport to represent what the Company's financial condition or results of operations actually would have been had the acquisitions that are given pro forma effect in fact occurred on the assumed dates or to project the Company's financial condition or results of operations for any future period or date. The following information should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma financial statements and notes thereto included elsewhere in this Prospectus and incorporated herein by reference.

                                                          NINE MONTHS ENDED SEPTEMBER
                            YEAR ENDED DECEMBER 31,                   30,
                          ------------------------------- -----------------------------
                                               PRO FORMA                      PRO FORMA
                           1995        1996     1996(1)    1996      1997      1997(1)
                          -------     ------- ----------- ------- ----------  ---------
                                              (UNAUDITED)         (UNAUDITED)
STATEMENT OF OPERATIONS:
Revenue.................  $12,338     $23,638   $64,163   $15,240  $33,309     $59,059
Costs of services.......    7,487      11,040    28,471     7,129   14,735      24,930
Depreciation and
 amortization...........      259       1,323     5,483       936    1,992       4,301
Impairment of long-lived
 assets(2)..............    4,042          --        --        --       --          --
General and
 administrative expense.    3,258       5,737    17,085     3,548    7,556      13,749
                          -------     -------   -------   -------  -------     -------
Income (loss) from
 operations.............   (2,708)      5,538    13,124     3,627    9,026      16,079
Other income (expense)..       (7)         79    (3,455)      114     (463)     (2,963)
                          -------     -------   -------   -------  -------     -------
Income (loss) before
 income taxes...........   (2,715)      5,617     9,669     3,741    8,563      13,116
Provision for income
 taxes..................      131       1,685     3,674     1,122    2,826       4,859
                          -------     -------   -------   -------  -------     -------
Net income (loss).......  $(2,846)    $ 3,932   $ 5,995   $ 2,619  $ 5,737     $ 8,257
                          =======     =======   =======   =======  =======     =======
Net income (loss) per
 common share and common
 share equivalent.......  $ (0.38)(3) $  0.22   $  0.30   $  0.15  $  0.28     $  0.39
                          =======     =======   =======   =======  =======     =======
Weighted average common
 shares and common share
 equivalents
 outstanding............    8,848      17,619    20,167    17,259   20,259      20,958
OTHER FINANCIAL DATA(4):
EBITDA..................  $ 1,593     $ 6,861   $18,607   $ 4,563  $11,018     $20,380
EBITDA margin...........    12.9%       29.0%     29.0%     30.0%    33.1%       34.5%

                                                AS OF SEPTEMBER 30, 1997
                                            ----------------------------------
                                                                   PRO FORMA
                                            ACTUAL  PRO FORMA(5) AS ADJUSTED(6)
                                            ------- -----------  -------------
                                                    (UNAUDITED)
BALANCE SHEET DATA:
Working capital............................ $11,551   $15,811      $ 15,811
Property, plant and equipment, net.........  23,193    45,114        45,114
Total assets...............................  58,374   108,826       108,826
Long-term debt, excluding current
 maturities................................   1,412    42,631         1,350
Stockholders' equity.......................  48,161    48,161        89,442

--------
(1) Gives effect to all of the acquisitions completed by the Company in 1996 and 1997, including the Recent Acquisitions, each as if consummated on January 1, 1996.
(2) On December 31, 1995, the Company elected the early adoption of Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The undiscounted net cash flows from a joint venture were less than the carrying value of the fixed assets devoted to the joint venture and associated goodwill, indicating that an impairment had taken place. This resulted in the Company recognizing a non-cash charge in 1995 for the impairment of long-lived assets of $4.0 million, consisting of the write-off of $3.5 million of goodwill and $0.5 million of property, plant and equipment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview -- Revenue Recognition."
(3) Gives pro forma effect to income taxes for the full year. Prior to the Share Exchange (as defined herein), the Company was an S corporation and, as a result, paid no federal or state income taxes at the corporate level. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."
(4) The Company calculates EBITDA (earnings before interest expense, income taxes, depreciation and amortization) as operating income plus depreciation and amortization and impairment of long-lived assets. EBITDA margin is calculated by dividing EBITDA by revenue. Neither EBITDA nor EBITDA margin should be considered as an alternative to net income or any other measure of operating performance calculated in accordance with generally accepted accounting principles. EBITDA and EBITDA margin are widely used by financial analysts as a measure of financial performance. The Company's measurement of EBITDA and EBITDA margin may not be comparable to similarly titled measures reported by other companies.
(5) Gives pro forma effect to the completion of the Recent Acquisitions, as if each was consummated on September 30, 1997.
(6) Gives pro forma effect to the completion of the Recent Acquisitions, as if each was completed on September 30, 1997, and as adjusted to give effect to the Offering (at an assumed offering price of $11.25 per share) and the application of the net proceeds therefrom as described in "Use of Proceeds."

                                  RISK FACTORS

  Prospective investors should carefully consider the following factors, in addition to other information contained in or incorporated by reference in this Prospectus, regarding an investment in the Common Stock offered hereby.

DEPENDENCE ON OIL AND GAS INDUSTRY; INDUSTRY VOLATILITY

  The Company's business depends in large part on the conditions of the oil and gas industry, and specifically on the capital expenditures of the Company's customers. The demand for oilfield services has traditionally been cyclical, as purchases of products and services such as those provided by the Company are, to a substantial extent, deferrable in the event oil and gas companies reduce capital expenditures as a result of conditions existing in the oil and gas industry or general economic downturns.

  Demand for the Company's P&A services is primarily a function of the number of offshore producing wells that have ceased to be commercially productive, the level of environmental awareness and the desire of oil and gas companies to minimize future P&A liabilities. Demand for the Company's rental tool and wireline services is primarily a function of oil and gas exploration and workover activity in the Gulf of Mexico and along the Gulf Coast. The level of oilfield activity is affected in turn by the willingness of oil and gas companies to make capital expenditures for the exploration, development and production of oil and natural gas. The levels of such capital expenditures are influenced by oil and gas prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of leases in the United States, the discovery rate of new oil and gas reserves, local and international political and economic conditions and the ability of oil and gas companies to generate capital. Although the production sector of the oil and gas industry is less immediately affected by changing prices, and, therefore, less volatile than the exploration sector, producers would likely react to declining oil and gas prices by reducing expenditures, which could adversely affect the business of the Company. No assurance can be given as to the future price of oil and natural gas, the level of oil and gas industry activity, the perceived level of enforcement of laws requiring the P&A of wells or levels of environmental awareness. Fluctuations in demand for the Company's products and services may have a material adverse effect on the Company's business and operations.

RISKS OF RAPID GROWTH

  The Company has grown rapidly over the last two years through internal growth and acquisitions of other companies. Managing the rapid growth experienced by the Company will be important for the Company's future success and will demand increased responsibility for management personnel. Several factors, including the lack of sufficient executive-level personnel, increased administrative burdens and the increased logistical problems of large, expansive operations, could present difficulties to the Company, which if not managed successfully, could have a material adverse effect on the Company's financial condition and results of operations. Neither the historical nor the pro forma financial information included herein is necessarily indicative of the results that would have been achieved had the Company been operated on a fully integrated basis or the results that may be realized in the future.

RISKS OF ACQUISITION STRATEGY

  Acquisitions have been and may continue to be a key element of the Company's business strategy. There can be no assurance that the Company will be able to identify and acquire acceptable acquisition candidates on terms favorable to the Company. Although the Company will be substantially debt free after the application of the net proceeds of the Offering, the Company may be required to incur substantial indebtedness to finance future acquisitions and also may issue equity securities in connection with such acquisitions. Such additional debt service requirements may represent a significant burden on the Company's results of operations and financial condition. The issuance of additional equity securities could result in significant dilution to stockholders. There also can be no assurance that the Company will successfully consolidate the operations and assets of any acquired business with its own or that the Company's management will be able to effectively manage the increased size of the Company or operate a new line of business. Any inability on the part of the Company to consolidate and manage acquired businesses could have a material adverse effect on the Company's results of operations and financial condition.

SEASONALITY AND ADVERSE WEATHER CONDITIONS

  The Company's P&A operations are directly affected by the weather conditions in the Gulf of Mexico. Due to seasonal differences in weather patterns, the Company's P&A crews may operate more days in the spring, summer and fall periods and less in the winter months. The Company's rental tool operations and sales of equipment are affected by the seasonality of oil and gas drilling activity in the Gulf Coast region. Due to exposure to weather, higher drilling activity is generally experienced in the spring, summer and fall months with the lowest activity experienced in winter months. Operations may also be affected by the rainy weather, hurricanes and other storms prevalent in the Gulf of Mexico and along the Gulf Coast throughout the year. Accordingly, the Company's operating results may vary from quarter to quarter, depending upon factors outside of its control, and full year results are not likely to be a direct multiple of any particular quarter or combination of quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

ABILITY TO ATTRACT AND RETAIN SKILLED WORKERS

  The Company's ability to remain productive and profitable will depend substantially on its ability to attract and retain skilled workers. The Company's ability to expand its operations is in part impacted by its ability to increase its labor force. The demand for skilled workers in the Gulf Coast region is high and the supply is limited. A significant increase in the wages paid by competing employers could result in a reduction in the Company's skilled labor force, increases in the wage rates paid by the Company, or both. If either of these events occurred, the capacity and profitability of the Company could be diminished and the growth potential of the Company could be impaired.

DEPENDENCE UPON SIGNIFICANT CUSTOMERS

  The Company derives a significant amount of its revenue from a small number of major and independent oil and gas companies. In 1995 and 1996, Chevron USA accounted for 23.7% and 34.5%, respectively, of the Company's revenue and Conoco, Inc. accounted for 16.4% and 8.9%, respectively. On a pro forma basis, giving effect to all of the acquisitions completed by the Company in 1997, including the Recent Acquisitions, Chevron USA and Shell Oil Company accounted for 20.3% and 14.0%, respectively, of the Company's pro forma revenue for the nine months ended September 30, 1997. The inability of the Company to continue to perform services for a number of its large existing customers, if not offset by sales to new or other existing customers, could have a material adverse effect on the Company's business and operations. See "Business-- Customers."

DEPENDENCE ON KEY PERSONNEL

  The Company depends to a large extent on the abilities and continued active participation of its President and Chief Executive Officer, Terence E. Hall, and the key employees of its operating subsidiaries. The loss of the services of any of these persons could have a material adverse effect on the Company's business and operations. See "Management."

OPERATING RISKS AND INSURANCE

  The operations of the Company involve the use of heavy equipment and exposure to inherent risks, including blowouts, explosions and fire, with attendant significant risks of liability for personal injury and property damage, pollution or other environmental hazards or loss of production. In addition, certain of the

Company's employees who perform services on offshore platforms and vessels are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws operate to make the liability limits established by state workers' compensation laws inapplicable to these employees and, instead, permit them or their representatives to pursue actions against the Company for damages on job-related injuries, with generally no limitations on the Company's potential liability.

  Failure of the Company's equipment could result in property damage, personal injury, environmental pollution and resulting damage for which the Company could be liable. Litigation arising from a catastrophic occurrence at a location where the Company's equipment and services are used may in the future result in large claims. The frequency and severity of such incidents affect the Company's operating costs, insurability and relationships with customers, employees and regulators. Any increase in the frequency or severity of such incidents, or the general level of compensation awards with respect thereto, could affect the ability of the Company to obtain projects from oil and gas companies or insurance and could have a material adverse effect on the Company. In addition, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. See "Business--Insurance."

INTENSE COMPETITION

  The Company competes in highly competitive areas of the oilfield business. The volatility of oil and gas prices has led to a consolidation of the number of companies providing services similar to the Company. This reduced number of companies competes intensely for available projects. Many of the Company's competitors are larger and have greater marketing, distribution, financial and other resources than the Company. There can be no assurance that the Company's operations will continue at current volumes or prices if its current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than the Company's products and services. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on the Company's results of operations and financial condition. Furthermore, competition among oilfield service and equipment providers is also based on a provider's reputation for safety and quality. Although the Company believes that its reputation for safety and quality service is good, there can be no assurance that the Company will be able to maintain its competitive position. See "Business--Competition."

REGULATORY AND ENVIRONMENTAL MATTERS

  The Company's business is significantly affected by state and federal laws and other regulations relating to the oil and gas industry, by changes in such laws and by changing administrative regulations and the level of enforcement thereof. The Company cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on it, its businesses or financial condition.

  Demand for the Company's P&A services is substantially dependent upon federal and state laws that require owners of non-producing wells to plug the well and remove all exposed piping and rigging before the well is permanently abandoned. The timing and need for P&A services for wells situated on the federal outer continental shelf are regulated by the MMS. The MMS generally requires wells to be permanently plugged and abandoned within one year of lease expiration. State regulatory agencies similarly regulate P&A services within state coastal waters. State regulatory timeframes for P&A can be as long as one year for wells in Texas coastal waters or as short as 90 days after the drilling or production operations cease in Louisiana coastal waters. The MMS and state regulatory agencies will routinely grant extensions of time for P&A requirements when a well has future leasehold potential or when it is consistent with prudent operating practices, economic considerations or other special circumstances. A decrease in the level of enforcement of such laws and regulations in the future would adversely affect the demand for the Company's services and products. Numerous state and federal laws and regulations also affect the level of purchasing activity of oil spill containment equipment and consequently the

Company's business. There can be no assurance that a decrease in the level of enforcement of state and federal laws and regulations in the future would not adversely affect the demand for the Company's products. In addition, the Company depends on the demand for its services from the oil and gas industry, and such demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas in the Company's areas of operations for economic, environmental or other policy reasons would adversely affect the Company's operations by limiting demand for its services.

  In addition to the importance of environmental regulations on demand for the Company's services, the Company also has potential environmental liabilities with respect to its offshore and onshore operations. Certain environmental laws provide for joint and several strict liabilities for remediation of spills and releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. The Company believes that its present operations substantially comply with applicable federal and state pollution control, and environmental protection laws and regulations and that compliance with such laws has had no material adverse effect upon its operations to date. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. No assurance can be given that environmental laws will not, in the future, materially adversely affect the Company's operations and financial condition. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. See "Business--Governmental Regulation."

TECHNOLOGY RISKS

  Sales of certain of the Company's products, primarily its oil spill containment equipment, are based primarily on its proprietary technology. The Company's success in the sales of these products depends to a significant extent on the development and implementation of new product designs and technologies. Whether the Company can continue to develop products and technology to meet evolving industry standards at levels of capability and price acceptable to its customers will be a significant factor in determining the Company's ability to complete. Many of the Company's competitors have greater resources devoted to research and development of new products and technologies than does the Company. While the Company has patents on certain of its technologies and products, there is no assurance that any patents secured by the Company will not be successfully challenged by others or will protect it from the development of similar products by others. See "Business--Properties."

CONCENTRATION OF COMMON STOCK OWNERSHIP

  Upon completion of the Offering, the Company's directors and executive officers and certain of their affiliates will beneficially own approximately 24.3% (21.3% if the over-allotment option is exercised in full) of the outstanding shares of Common Stock. Accordingly, these stockholders will have the ability to influence the election of the Company's directors and the outcome of most other matters submitted to a vote of the Company's stockholders, which may have the effect of delaying or preventing a change of control of the Company. See "Principal and Selling Stockholders."

POSSIBLE VOLATILITY OF SECURITIES PRICES

  The market price of the Common Stock has in the past been, and may in the future continue to be, volatile. A variety of events, including quarter to quarter variations in operating results, news announcements by the Company or its competitors, as well as market conditions in the oil and gas industry, or changes in earnings estimates by securities analysts may cause the market price of the Common Stock to fluctuate significantly. In addition, the stock market in recent years has experienced significant price and volume fluctuations which have particularly affected the market prices of equity securities of many companies that service the oil and gas industry and which often have been unrelated to the operating performance of such companies. These market fluctuations may adversely affect the price of the Common Stock. See "Dividends and Price Range of the Common Stock."

DIVIDENDS

  The Company has not declared or paid cash dividends on its Common Stock in the past and currently intends to retain earnings, if any, to meet its working capital requirements and to finance the future operation and growth of the Company. The Company does not plan to declare or pay cash dividends to holders of its Common Stock in the foreseeable future. In addition, the terms of the Company's Bank Credit Facility (as defined herein) prohibit the payment of dividends or other distributions by the Company to its stockholders. The Company's ability to declare or pay cash dividends is also affected by the ability of the Company's present and future subsidiaries to declare and pay dividends or otherwise transfer funds to the Company since the Company conducts its operations entirely through subsidiaries. See "Dividends and Price Range of Common Stock."

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE CERTIFICATE OF
INCORPORATION, BY-LAWS AND THE DELAWARE GENERAL CORPORATION LAW

  Certain provisions of the Company's Certificate of Incorporation and By-laws and of the Delaware General Corporation Law (the "DGCL"), may tend to deter potential unsolicited offers or other efforts to obtain control of the Company that are not approved by the Board of Directors. In particular, the Company's Certificate of Incorporation authorizes the issuance of up to 5,000,000 shares of preferred stock, with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock and, in certain circumstances, depress the market price of the Common Stock. In the event of issuance, the preferred stock could be utilized under certain circumstances as a method of discouraging, delaying or preventing a change in control of the Company. There can be no assurance that the Company will not issue shares of preferred stock in the future. The ability of the Board of Directors to issue preferred stock together with other provisions of the Company's Certificate of Incorporation, By-laws and of the DGCL may deprive the holders of the Common Stock of opportunities to sell shares of Common Stock at a premium to then prevailing market prices in connection with a takeover attempt. See "Description of Capital Stock-- Preferred Stock" and "--Certain Charter and By-law Provisions."

                          FORWARD-LOOKING STATEMENTS

  This Prospectus contains, or incorporates by reference, certain statements that may be deemed "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical fact included or incorporated by reference in this Prospectus that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future, including, without limitation, statements regarding the Company's business strategy, plans and objectives; statements expressing beliefs and expectations regarding future demand for the Company's products and services and other events and conditions that may influence the oilfield services market and the Company's performance in the future; statements concerning future expansion plans, including the anticipated level of capital expenditures for, and the nature and scheduling of, purchases or manufacture of rental tool inventory and P&A or wireline equipment and other such matters are forward-looking statements. Such statements are based on certain assumptions and analyses made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this Prospectus are also subject to a number of material risks and uncertainties. Important factors that could cause actual results to differ materially from the Company's expectations are discussed herein under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Prospective investors are cautioned that such forward-looking statements are not guarantees of future performance and that actual results, developments and business decisions may differ from those envisaged by such forward-looking statements.

                                USE OF PROCEEDS

  The estimated net proceeds to the Company from the Offering (assuming an offering price of $11.25 per share), after deducting underwriting discounts and estimated offering expenses, will be approximately $41.3 million. The Company intends to use the net proceeds of the Offering to repay indebtedness under its revolving credit facility with Whitney National Bank (the "Bank Credit Facility"), which was incurred to fund the Recent Acquisitions. Any remaining proceeds will be used to increase the Company's inventory of rental tools and to fund the acquisition of additional P&A and electric wireline equipment.

  The Company's Bank Credit Facility provides a revolving line of credit up to $45.0 million, matures on March 31, 1999, and bears interest at LIBOR (London Interbank Offered Rate) plus a margin that depends on the Company's debt coverage ratio (currently 7.75%). Upon completion of the Offering and the application of the net proceeds therefrom as described herein, the Company anticipates that there will be approximately $3.1 million of indebtedness outstanding under the Bank Credit Facility. The remainder of the Bank Credit Facility will be available to the Company for possible future acquisitions, working capital and general corporate purposes. Although the Company is continually evaluating potential acquisitions, it does not have any contracts, understandings or arrangements with respect to any material acquisitions, other than those described herein.

  The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                   DIVIDENDS AND PRICE RANGE OF COMMON STOCK

  The Common Stock is traded on the Nasdaq National Market under the symbol "SESI." The following table sets forth the high and low closing bid prices per share of the Common Stock as reported by the Nasdaq National Market for each fiscal quarter during the past three calendar years. Quotes represent "inter-dealer" prices without adjustments for mark-ups, mark-downs or commissions and may not represent actual transactions.

                                                                   HIGH   LOW
                                                                  ------ ------
1995
  First Quarter.................................................. $3.500 $2.500
  Second Quarter.................................................  2.750  2.000
  Third Quarter..................................................  2.750  1.750
  Fourth Quarter.................................................  2.500  1.750
1996
  First Quarter.................................................. $2.563 $2.125
  Second Quarter.................................................  2.813  2.063
  Third Quarter..................................................  2.688  2.000
  Fourth Quarter.................................................  3.375  2.625
1997
  First Quarter.................................................. $4.875 $2.875
  Second Quarter.................................................  5.188  4.375
  Third Quarter..................................................  9.125  5.000
  Fourth Quarter (through October 30, 1997)...................... 14.313  8.875

  On October 30, 1997, the last reported bid price of the Common Stock on the Nasdaq National Market was $11.25 per share. At October 30, 1997, there were approximately 115 record holders of the Common Stock.

  The Company has not declared or paid cash dividends on its Common Stock in the past and currently intends to retain earnings, if any, to meet its working capital requirements and to finance the future operation and growth of the Company. The Company does not plan to declare or pay cash dividends to holders of its Common Stock in the foreseeable future. In addition, the terms of the Company's Bank Credit Facility prohibit the payment of dividends or other distributions by the Company to its stockholders. The Company's ability to declare or pay cash dividends is also affected by the ability of the Company's subsidiaries to declare and pay dividends or otherwise transfer funds to the Company since the Company conducts its operations entirely through its subsidiaries. Subject to such limitations, the payment of cash dividends on the Common Stock will be within the discretion of the Company's Board of Directors and will depend upon the earnings of the Company, the Company's capital requirements, the requirements of the Company's credit arrangements, applicable laws and other factors that are considered relevant by the Company's Board of Directors. See "Risk Factors--Dividends."

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of September 30, 1997, on a pro forma basis giving effect to the Recent Acquisitions as if each of them had been completed on September 30, 1997, and pro forma as adjusted to reflect the Offering (at an assumed offering price of $11.25 per share) and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma financial statements and the notes thereto included elsewhere in this Prospectus and incorporated herein by reference.

                                                     AS OF SEPTEMBER 30, 1997
                                                    ---------------------------
                                                              PRO    PRO FORMA
                                                    ACTUAL   FORMA  AS ADJUSTED
                                                    ------- ------- -----------
                                                          (IN THOUSANDS)
Long-term debt, including current maturities....... $ 1,412 $44,351   $ 3,070
                                                    ------- -------   -------
Stockholders' equity:
  Preferred Stock, $.01 par value per share,
   5,000,000 shares authorized; no shares
   outstanding.....................................      --      --        --
  Common Stock, $.001 par value per share,
   40,000,000 shares authorized; 25,143,985 shares
   issued and outstanding (actual and pro forma);
   29,043,985 shares issued and outstanding (pro
   forma as adjusted)(1)...........................      25      25        29
  Additional paid-in capital.......................  41,620  41,620    82,897
  Retained earnings................................   6,516   6,516     6,516
                                                    ------- -------   -------
    Total stockholders' equity..................... $48,161 $48,161   $89,442
                                                    ------- -------   -------
    Total capitalization........................... $49,573 $92,512   $92,512
                                                    ======= =======   =======

--------
(1) Excludes approximately 1,575,000 shares of Common Stock issuable upon the exercise of outstanding stock options and 8,333 shares of Common Stock issuable upon the exercise of outstanding warrants.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The selected financial data for the two years ended December 31, 1996 and as of December 31, 1995 and 1996 are derived from the Company's financial statements which have been audited by KPMG Peat Marwick LLP. The selected financial data as of September 30, 1997 and for the nine month periods ended September 30, 1996 and 1997, respectively, are derived from the unaudited consolidated financial statements of the Company for such periods. In the opinion of management, the unaudited financial statements of the Company reflect all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the financial condition and results of operations for these periods. The pro forma financial data set forth below does not purport to represent what the Company's financial condition or results of operations actually would have been had the acquisitions that are given pro forma effect in fact occurred on the assumed dates or to project the Company's financial condition or results of operations for any future period or date. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma financial statements and notes thereto included elsewhere in this Prospectus and incorporated herein by reference.

                                                              NINE MONTHS ENDED
                            YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                          ------------------------------- --------------------------
                                               PRO FORMA                   PRO FORMA
                           1995        1996     1996(1)    1996    1997     1997(1)
                          -------     ------- ----------- ------- -------  ---------
                                              (UNAUDITED)        (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
 Revenue................  $12,338     $23,638   $64,163   $15,240 $33,309   $59,059
 Costs of services......    7,487      11,040    28,471     7,129  14,735    24,930
 Depreciation and
  amortization..........      259       1,323     5,483       936   1,992     4,301
 Impairment of long-
  lived assets(2).......    4,042          --        --        --      --        --
 General and
  administrative
  expense...............    3,258       5,737    17,085     3,548   7,556    13,749
                          -------     -------   -------   ------- -------   -------
 Income (loss) from
  operations............   (2,708)      5,538    13,124     3,627   9,026    16,079
 Other income (expense).       (7)         79    (3,455)      114    (463)   (2,963)
                          -------     -------   -------   ------- -------   -------
 Income (loss) before
  income taxes..........   (2,715)      5,617     9,669     3,741   8,563    13,116
 Provision for income
  taxes.................      131       1,685   $ 3,674     1,122   2,826     4,859
                          -------     -------   -------   ------- -------   -------
 Net income (loss)......  $(2,846)    $ 3,932   $ 5,995   $ 2,619 $ 5,737   $ 8,257
                          =======     =======   =======   ======= =======   =======
 Net income (loss) per
  common share and
  common share
  equivalent............  $ (0.38)(3) $  0.22   $  0.30   $  0.15 $  0.28   $  0.39
                          =======     =======   =======   ======= =======   =======
 Weighted average common
  shares and common
  share equivalents
  outstanding...........    8,848      17,619    20,167    17,259  20,259    20,958
OTHER FINANCIAL DATA(4):
 EBITDA.................  $ 1,593     $ 6,861   $18,607   $ 4,563 $11,018   $20,380
 EBITDA margin..........    12.9%       29.0%     29.0%     30.0%   33.1%     34.5%

                                              AS OF DECEMBER 31,      AS OF
                                              ------------------- SEPTEMBER 30,
                                                1995      1996        1997
                                              --------- --------- -------------
BALANCE SHEET DATA:
 Working capital............................. $     976 $   2,594    $11,551
 Property, plant and equipment, net..........     6,904     9,894     23,193
 Total assets................................    22,984    28,337     58,374
 Long-term debt, excluding current
  maturities.................................        --       250      1,412
 Stockholders' equity........................    13,094    20,349     48,161

--------
(1) Gives effect to all of the acquisitions completed by the Company in 1996 and 1997, including the Recent Acquisitions, each as if consummated on January 1, 1996.
(2) On December 31, 1995, the Company elected the early adoption of Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The undiscounted net cash flows from a joint venture were less than the carrying value of the fixed assets devoted to the joint venture and associated goodwill, indicating that an impairment had taken place. This resulted in the Company recognizing a non-cash change in 1995 for the impairment of long-lived assets of $4.0 million, consisting of the write-off of $3.5 million of goodwill and $0.5 million of property, plant and equipment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Revenue Recognition."
(3) Gives pro forma effect to income taxes for the full year. Prior to the Share Exchange (as defined herein), the Company was an S corporation and, as a result, paid no federal or state income taxes at the corporate level. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."
(4) The Company calculates EBITDA (earnings before interest expense, income taxes, depreciation and amortization) as operating income plus depreciation and amortization and impairment of long-lived assets. EBITDA margin is calculated by dividing EBITDA by revenue. Neither EBITDA nor EBITDA margin should be considered as an alternative to net income or any other measure of operating performance calculated in accordance with generally accepted accounting principles. EBITDA and EBITDA margin are widely used by financial analysts as measures of financial performance. The Company's measurement of EBITDA and EBITDA margin may not be comparable to similarly titled measures reported by other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Background. In December 1995, the Company completed a share exchange (the "Share Exchange"), pursuant to which the Company acquired the stock of (i) several private companies owned by the Company's current management team (the "Superior Companies") and (ii) Oil Stop, Inc. ("Oil Stop") in exchange for an aggregate of 10,200,000 shares of the Company's Common Stock and $2.0 million in cash. Upon completion of the Share Exchange, the stockholders of the Superior Companies received a controlling interest in the Company, and the Company's current management team assumed control of the Company. As a result, the Share Exchange was accounted for as a reverse acquisition (i.e., a purchase of the Company by the Superior Companies) under the purchase method of accounting. Accordingly, the Company's financial statements and other financial information, including the information in this section, reflect the historical operations of the Superior Companies for periods and dates prior to the Share Exchange. Pursuant to the purchase method of accounting, the value of the net assets of the Company and Oil Stop were adjusted to their estimated fair value at the time of the Share Exchange, and the net assets of the Superior Companies were reflected at their historical book values.

  General. Over the past several years, improvements in production techniques and seismic and drilling technology, together with relatively stable oil and gas prices, have resulted in increased drilling activity in the Gulf of Mexico and along the Gulf Coast. According to reports published by Offshore Data Services, the number of offshore drilling rigs under contract in the Gulf of Mexico has increased from approximately 130 in January 1995 to approximately 170 in October 1997. In addition, the MMS reported that the number of offshore leases in the Gulf of Mexico awarded to operators increased from 835 in 1995, covering approximately 4.3 million acres, to 1,836 in 1997, covering approximately 10.0 million acres. Lease sales often serve as a precursor to drilling and exploration activity in the Gulf of Mexico. If oil and gas companies commit the resources necessary to explore these leases and develop the fields which may be discovered thereon, there should be increased demand for the Company's products and services over the next few years. However, there can be no assurance that drilling activity will continue at such levels or that oil and gas companies will actively explore and develop the fields recently leased. Whether these trends continue and the resulting increase in demand for the Company's products and services actually occurs, is dependent in large part on the factors listed above.

  Demand for the Company's rental tools and wireline services is primarily a function of oil and gas exploration and workover activity in the Gulf of Mexico and along the Gulf Coast. The level of oilfield activity is affected in turn by the willingness of oil and gas companies to make capital expenditures for the exploration, development and production of oil and natural gas. The levels of such capital expenditures are influenced by oil and gas prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of leases in the United States, the discovery rate of new oil and gas reserves, local and international political and economic conditions and the ability of oil and gas companies to generate capital. See "Risk Factors--Dependence on Oil and Gas industry; Industry Volatility."

  Demand for the Company's P&A services is primarily a function of the number of offshore producing wells that have ceased to be commercially productive, increased environmental awareness and the desire of oil and gas companies to minimize abandonment liabilities. The number of depleted wells in the Gulf of Mexico that were plugged and abandoned has grown significantly in the last two years. According to an independent industry report, approximately 560 depleted wells were plugged and abandoned in 1995 compared to approximately 855 in 1996. The MMS estimated that as of September 1997, there had been approximately 34,850 well bores drilled in the Gulf of Mexico, approximately 15,800 of which had not yet been plugged and abandoned due to the existence of oil and gas production or other factors. The Company believes that strong demand will continue for its P&A services as many of these wells are approaching the end of their productive lives. Even though P&A projects represent non-revenue producing expenditures for oil and gas companies, management believes that the large number of wells in the Gulf of Mexico will present a steady stream of P&A projects for the Company, provided the current level of regulatory enforcement continues.

  Revenue Recognition. For the Company's P&A, wireline and rental tool operations, revenue is recognized when services or equipment are provided. The Company contracts for P&A and wireline projects either on a day rate or turnkey basis, with the majority of its projects conducted on a day rate basis. The Company's rental tools are leased on a day rate basis, and revenue from the sale of equipment is recognized when the equipment is shipped. Reimbursement from customers for the cost of rental tools that are damaged or lost downhole are reflected as revenue at the time of the incident. See "Business--Customers and Contracting."

  In January 1996, the Company's unprofitable fishing and rental tool business in West Texas was placed into a joint venture with G&L Tool Company, Inc. (the "Joint Venture"). In consideration for the contribution of assets to the Joint Venture, the Joint Venture is required to make monthly payments of $110,000 to the Company, which the Company recognizes as revenue when received. The Joint Venture has made all required payments to the Company through September 30, 1997. After 1997, the monthly payments will be reduced to $80,000 for the life of the Joint Venture, which survives until the end of 2000. Upon termination of the Joint Venture, G&L Tool Company, Inc. has the option to purchase all of the assets contributed by the Company to the Joint Venture for $2.0 million. The Company recognizes no expenses with respect to the operations of the Joint Venture other than depreciation on the assets originally contributed to the Joint Venture.

  Seasonality. The Company's P&A operations are directly affected by the weather conditions in the Gulf of Mexico. Due to the seasonal differences in weather patterns, the Company's P&A crews may operate more days in the spring, summer and fall periods and less in the winter months. The Company's rental tool operations and sales of equipment are affected by the seasonality of oil and gas drilling activity in the Gulf Coast region. Due to exposure to weather, higher drilling activity is generally experienced in the spring, summer and fall with the lowest activity experienced in the winter months. Operations may also be affected by the rainy weather, hurricanes, and other storms prevalent in the Gulf of Mexico and along the Gulf Coast throughout the year. Accordingly, the Company's operating results may vary from quarter to quarter, depending on factors outside of its control, and full year results for the Company are not likely to be a direct multiple of any particular quarter or combination of quarters. See "Risk Factors--Seasonality and Adverse Weather Conditions."

RESULTS OF OPERATIONS

 Comparison of Results of Operations for the Nine Months Ended September 30, 1996 and 1997

  The Company experienced significant growth in revenue and net income in the first nine months of 1997 as compared to the same period in 1996 due to continued strong demand for its products and services, internal growth and growth through acquisitions.

  The Company's revenue increased 119% from $15.2 million for the nine months ended September 30, 1996, to $33.3 million for the same period in 1997. Of this increase, approximately 39% was the result of internal growth of the Company's operations and approximately 61% was the result of the acquisitions that the Company completed since July 1996.

  The Company's gross margin increased from 53.2% for the nine months ended September 30, 1996, to 55.8% for the nine months ended September 30, 1997. This increase was primarily due to the increase in the percentage of the Company's revenue that was generated by its rental tool and data acquisition businesses, which tend to have higher gross margins than the Company's other businesses.

  Depreciation and amortization increased 113%, from $936,600 for the nine months ended September 30, 1996, to $2.0 million for the nine months ended September 30, 1997. Most of the increase resulted from the larger asset base that has resulted from the Company's acquisitions. General and administrative expenses as a percentage of revenue decreased slightly from 23.3% of revenue for the nine months ended September 30, 1996 to 22.7% for the nine months ended September 30, 1997.

  Net income increased 119% from $2.6 million for the nine months ended September 30, 1996 to $5.7 million for the comparable period in 1997, while earnings per share increased 87% from $0.15 to $0.28. The strong earnings growth experienced by the Company is a result of both increased revenue and higher profit margins. The increase in earnings per share during the period was not commensurate with the increase in net income for the period as the average number of shares outstanding during the first nine months of 1997 increased primarily as a result of the issuance of approximately 4.5 million shares upon the exercise of the Company's Class B Warrants, which were redeemed on September 25, 1997.

 Comparison of Results of Operations for the Years Ended December 31, 1995 and 1996

  The year ended December 31, 1996 was the first full year the Company had under new management since the Share Exchange. The Company's 1996 results were impacted by three main factors: an increase in the Company's internal growth as a result of increased levels of activity in the Gulf of Mexico; the creation of the Joint Venture, which resulted in the realization of profits by the Company in 1996 from its fishing and rental tool business in West Texas as compared to losses in 1995; and the acquisitions the Company completed in the second half of the year.

  The Company's revenue increased 92% from $12.3 million for the year ended December 31, 1995 as compared to $23.6 million for the year ended December 31, 1996. In comparing 1995 to 1996, without giving effect to acquisitions or the Joint Venture, revenue increased 36% as a result of increased levels of activity in the Gulf of Mexico. Of the increase in revenue, $5.8 million was generated by businesses acquired by the Company in late 1995 and 1996, and $1.3 million from the Joint Venture.

  The Company's gross margin increased from 39.3% for the year ended December 31, 1995 to 53.3% for the year ended December 31, 1996. In comparing 1995 to 1996, without giving effect to acquisitions or the Joint Venture, gross margins increased from 37.8% in 1995 to 46.3% in 1996. The significant increase in gross margins was primarily the result of a decrease in the amount of marine equipment rented by the Company for its P&A operations during the period, the cost of which is billed to the customer without the usual mark-up and collected as revenue, as well as an increase in the percentage of the Company's revenue attributable to the rental tool and data acquisition businesses, which tend to have higher margins than the Company's other businesses.

  Depreciation and amortization increased 402%, from $259,000 for the year ended December 31, 1995 compared to $1.3 million for the year ended December 31, 1996. The increase was due primarily to the inclusion of Oil Stop and the assets contributed to the Joint Venture for a full year in 1996 as compared to only two weeks in 1995 and, to a lesser extent, the increase in the Company's asset base as a result of the acquisitions completed in 1996. General and administrative expenses were 26.4% of revenue for the year ended December 31, 1995 as compared to 24.3% of revenue for the year ended December 31, 1996.

  Effective as of December 31, 1995, the Company elected the early adoption of Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The undiscounted net cash flows from the Joint Venture were less than the carrying value of the fixed assets devoted to the joint venture and associated goodwill, indicating that an impairment had taken place. As a result, the Company recognized a non-cash charge in 1995 for the impairment of long-lived assets of $4.0 million, consisting of the write-off of $3.5 million of goodwill and $0.5 million of property, plant and equipment.

  Net income for the year ended December 31, 1996 was $3.9 million resulting in earnings of $0.22 per share. This compares to a net loss, as adjusted for pro forma income taxes, of $3.4 million or a loss per share of $0.38 for the year ended December 31, 1995. Prior to the Share Exchange, the Superior Companies were S corporations for federal income tax purposes and thus paid no federal income tax at the corporate level. Results for the year ended December 31, 1995, also include a one-time charge of $4.0 million for the impairment of long-lived assets discussed above.

LIQUIDITY AND CAPITAL RESOURCES

  At September 30, 1997, the Company had $11.6 million in working capital as compared to $2.6 million at December 31, 1996. For the nine months ended September 30, 1997, the Company had net income of $5.7 million and net cash provided by operating activities of $696,000, compared to $2.6 million and $2.0 million, respectively, for the same period in 1996. The Company's EBITDA increased from $4.6 million for the nine months ended September 30, 1996 to $11.0 million for the same period in 1997. The increase in working capital, net income, cash flow and EBITDA was the result of the Company's internal growth as well as the impact of the acquisitions completed in 1996 and during the first nine months of 1997. Other sources of cash included approximately $14.7 million from the issuance of shares of Common Stock in connection with the exercise of the Company's Class B Warrants, which were redeemed on September 25, 1997, and stock option exercises.

  In the first nine months of 1997, the Company's capital expenditures have been primarily for acquisitions. During this period, the Company completed three acquisitions for an aggregate of $10.4 million in cash, 1,520,000 shares of Common Stock and promissory notes providing for contingent payments of up to $3.0 million plus interest. The amounts due under the promissory notes, if any, will be payable on December 31, 1999, and are contingent upon the achievement of certain financial goals by the acquired companies during the period from their acquisition until December 31, 1999. These acquisitions were funded through borrowings of approximately $9.5 million which were repaid with a portion of the proceeds from the warrant exercise described above. In connection with the Recent Acquisitions, the Company has issued or will issue additional promissory notes that provide for contingent payments of up to $17.6 million, which are payable in 2000 and contingent upon the achievement of financial goals by the acquired companies.

  In October 1997, the Company established the Bank Credit Facility with Whitney National Bank. The Bank Credit Facility provides for a revolving line of credit up to $45.0 million, matures on March 31, 1999 and bears interest at an annual rate of LIBOR plus a margin that depends on the Company's debt coverage ratio (currently 7.75%). Borrowings under the Bank Credit Facility are available for letters of credit, working capital, general corporate purposes and certain acquisitions. Indebtedness under the Bank Credit Facility is guaranteed by the Company's subsidiaries and collateralized by accounts receivable, equipment, inventory and contract rights of the Company and its subsidiaries. Pursuant to the Bank Credit Facility, the Company has agreed to maintain certain financial ratios. The Bank Credit Facility also imposes certain limitations on the ability of the Company to make capital expenditures, pay dividends or other distributions to its stockholders, make acquisitions funded through indebtedness or incur indebtedness outside of the Bank Credit Facility.

  As of October 24, 1997, there was approximately $5.8 million outstanding under the Bank Credit Facility. Amounts outstanding under the Bank Credit Facility were used to repay indebtedness incurred to fund the acquisitions completed during the first nine months of 1997 and to fund the acquisitions of Fastorq. Prior to completion of the Offering, the Company also expects to complete the acquisitions of Stabil Drill and Sub-Surface and to fund $35 million of the aggregate purchase price of these two acquisitions with additional borrowings under the Bank Credit Facility. The Company intends to use the net proceeds of the Offering to repay outstanding indebtedness under the Bank Credit Facility. Upon completion of the Offering, the Company anticipates that there will be approximately $3.1 million of indebtedness outstanding under the Bank Credit Facility. The remainder of the Bank Credit Facility will be available to the Company to fund future acquisitions, if any, working capital requirements and general corporate purposes. Although the Company is continually evaluating potential acquisitions, it does not have any contracts, understandings or arrangements with respect to any material acquisitions, other than those described herein.

  Management currently believes that the Company will have capital expenditures, excluding acquisitions, of approximately $15 to $20 million during the remainder of 1997 and in 1998, primarily for additional P&A and electric wireline equipment and for increased rental tool inventory. The Company believes that cash generated from operations and availability under the Bank Credit Facility will provide sufficient funds for the Company's identified capital projects and working capital requirements. However, part of the Company's strategy involves the acquisition of companies which have products and services complementary to the Company's existing base of operations. Depending on the size of any future acquisitions, the Company may require additional debt financing, possibly in excess of the limits of the Bank Credit Facility, or additional equity financing.

                                   BUSINESS

THE COMPANY

  General. The Company provides a broad range of specialized oilfield services and equipment primarily to major and independent oil and gas companies engaged in the exploration, production and development of oil and gas properties offshore in the Gulf of Mexico and throughout the Gulf Coast region. These services and equipment include the rental of specialized oilfield equipment, oil and gas well P&A services, electric and mechanical wireline services, the manufacture, sale and rental of drilling instrumentation and the manufacture and sale of oil spill containment equipment. Over the last two years, the Company has significantly expanded its operations through both internal growth and strategic acquisitions. This expansion has enabled the Company to broaden the range of products and services that it offers to its customers and to expand its operations geographically throughout the Gulf Coast region.

  As a result of its expansion and increased demand for its services and products, the Company has experienced significant growth in revenue, EBITDA and net income. For the nine months ended September 30, 1997, the Company generated revenue of $33.3 million, EBITDA of $11.0 million and net income of $5.7 million. These amounts represent increases of approximately 119%, 142% and 119%, respectively, over the comparable period in 1996. On a pro forma basis for the nine months ended September 30, 1997, assuming all the acquisitions completed in 1997, including the Recent Acquisitions, were completed on January 1, 1996, the Company would have generated revenue, EBITDA and net income of $59.1 million, $20.4 million and $8.3 million, respectively.

  Background. In 1989, the Company's management started Superior Well Services, Inc. and began offering P&A services offshore in the Gulf of Mexico. As the Company's P&A business grew, the Company also expanded into wireline services and rental tool operations and continued the data acquisition and monitoring business that its founders had started in the mid-1980s. In December 1995, the Company completed the Share Exchange, pursuant to which the stock of (i) the Superior Companies and (ii) Oil Stop was acquired by the Company in exchange for an aggregate of 10,200,000 shares of Common Stock and $2.0 million in cash. Upon completion of the Share Exchange, the Company's current management team assumed control of the Company, and in January 1996 the assets related to the Company's unprofitable fishing and rental tool business in West Texas were placed into the Joint Venture.

  Acquisition Growth. The Company has completed several acquisitions of companies with products and services similar or complementary to those already offered by the Company. These acquisitions have allowed the Company to expand its P&A, wireline, rental tool and data monitoring operations both in terms of size and geographic scope. The Company completed a total of five acquisitions during 1996 and the first nine months of 1997.

                                          DATE OF
          ACQUIRED COMPANY              ACQUISITION             BUSINESS
-------------------------------------  -------------- -----------------------------
Baytron, Inc.                          July 1996      Data Acquisition
Dimensional Oilfield Services, Inc.    September 1996 P&A Services
Concentric (Nautilus) Pipe & Tool
 Rentals                               February 1997  Rental Tools
F.&F. Wireline Services, Inc.          April 1997     Wireline Services (Mechanical)
Tong Rentals and Supply Company, Inc.  May 1997       Rental Tools

  Recent Acquisitions. Since September 30, 1997, the Company has closed one additional acquisition and has entered into agreements to acquire two other businesses, each of which will expand the size and geographic scope of the Company's rental tool operations.

 . Sub-Surface. In October 1997, the Company signed a letter of intent with respect to the purchase of Sub-Surface for $17.5 million in cash and a contingent payment of up to $7.5 million plus interest, the amount of which is dependent upon Sub-Surface's financial performance over the next three years. Sub-Surface rents specialized equipment including tubulars, tubular handling tools and pressure control equipment for drilling, completion and workover operations that it provides through four facilities along the Gulf Coast.

 . Stabil Drill. In October 1997, the Company signed a letter of intent with respect to the purchase of Stabil Drill for $17.5 million in cash and a contingent payment of up to $7.5 million plus interest, the amount of which is dependent upon Stabil Drill's financial performance over the next three years. Stabil Drill specializes in the sale and rental of drilling stabilizers along with a full range of tools used in bottom hole assemblies that it provides through five facilities located throughout the Gulf Coast.

 . Fastorq. In October 1997, the Company completed its acquisition of Fastorq for $4.8 million in cash and a contingent payment of up to $2.6 million plus interest, the amount of which is dependent upon Fastorq's financial performance over the next three years. Fastorq provides hydraulic nipple up, wrench bolting, bolt turning, nut splitting, bolt removal and mechanical pipe cutting services along with hydrostatic test pump rentals to the Gulf Coast region from its two Louisiana facilities.

BUSINESS STRATEGY

  The Company's business strategy is to combine internal growth and strategic acquisitions to expand the scope of the services and equipment that the Company provides for its customers. Key elements of the Company's business strategy are as follows:

    Continue Expansion of Rental Tool Operations. The Company intends to expand its rental tool operations to meet the increased demand for its rental tool products in the Gulf Coast region. The Company plans to increase the amount and types of equipment available to its customers by expanding its rental tool inventory. Management believes that an expanded rental tool inventory will enable the Company to further expand its existing customer relationships within the consolidating rental tool industry. Management also believes that growth in this segment is not subject to the personnel constraints that are currently present in other segments of the oilfield services industry.

    Capitalize on Leading Position in P&A Services. The Company intends to capitalize on its leading position in, and the increased demand for, P&A services in the Gulf of Mexico by significantly increasing the number of crews dedicated to P&A services. The Company plans to purchase or manufacture the equipment necessary to operate as many as six new P&A crews. The Company intends to base these crews out of its Houston, Texas and Lafayette, Louisiana locations, further expanding the geographic scope of its P&A operations, which are currently conducted from Belle Chasse, Louisiana.

    Expand Electric Wireline Services. Historically, the Company primarily offered its electric wireline services as a complement to its P&A services. The Company's customers, however, are increasingly seeking electric wireline services from the Company independent of P&A operations. The Company intends to purchase or manufacture additional electric wireline units that will be dedicated solely to non-P&A operations, which management believes will offer another avenue of growth for the Company.

    Acquire Complementary Business. The Company continually evaluates opportunities to acquire businesses which offer products and services complementary to the Company's existing operations. Management believes that acquisition candidates are available that will allow the Company to increase both market share in its existing lines of business and the geographic scope of its operations. The Company intends to continue to seek acquisition candidates with strong existing management and to structure the acquisitions to create incentives for the key personnel of the acquired businesses to remain with the Company and expand their operations.

OPERATIONS

  Rental Tools. The Company sells and rents specialized equipment for use with onshore and offshore oil and gas well drilling, completion, production and workover activities. Certain specialized tools are also manufactured by the Company. Operators and drilling contractors generally find it more economical to supplement their inventories with rental tools instead of maintaining a complete inventory of tools, due to the variety of equipment required by the different wells the operator may have in operation. The equipment needed for a well is in large part determined by the geological features of the well area and the size of the well itself.

  Through its internal growth and through acquisitions, the Company has increased the size and breadth of its rental tool inventory and now has 19 locations throughout the Gulf Coast from Corpus Christi, Texas to Venice, Louisiana, which serve all of the major staging points for oil and gas activities along the Gulf Coast. The Company has recently initiated rental tool operations in Venezuela and currently has a limited inventory of rental tools in this market. Management believes that this region may represent an active market for the Company in the future; however, there can be no assurance that the Company will maintain or expand its operations in Venezuela. The Company's broad range of rental tools includes, but is not limited to the following:

            Blowout
             Preventers       Hydraulic Torque Wrenches
            Casing Jacks      Power Swivels
            Casing Saws       Power Tongs
            Coflexip Hoses    Pressure Control Equipment
            Drill Collars     Stabilizers
            Drill Pipe        Test Pumps
            Gravel Pack
             Equipment        Tubulars
            Handling Tools    Tubular Handling Tools
            Hole Openers

  Plug and Abandonment Services. The Company is the leading provider of P&A services in the Gulf of Mexico. The Company currently operates 14 P&A crews, each of which is comprised of four to five members, and intends to expand its number of P&A crews to as many as 20 during 1998.

  The Company performs both permanent and temporary P&A services. The basic steps in the permanent P&A process include: (i) entering the well and pulling the safety plug using wireline; (ii) running wireline through production tubing in order to identify any obstructions; (iii) rigging up pumps and pumping salt water into the bottom zone to confirm that cement injection is possible; (iv) pumping cement through tubing into the bottom zone; (v) re-entering the well with wireline and perforating the tubing midway in the well bore; (vi) pumping cement through tubing to establish a balanced plug at the point of perforation to create an intermediate plug; (vii) re-entering the well with wireline, cutting the tubing at 300 feet and pulling that portion of the tubing from the well; (viii) setting a cast iron bridge plug at 300 feet;
(ix) pumping 150 feet of cement on top of the cast iron bridge plug; (x) cutting and removing all casing 20 feet from surface or mudline. A temporary abandonment typically involves steps (i) through (vi), with the upper half of the well bore left intact to be re-entered or for a side track well to be drilled at some future date.

  The Company constructs all of its P&A spreads and thus has the flexibility to build its spreads to satisfy market demand. Its custom-built, skid-mounted P&A spreads are generally smaller than those used by many of its competitors and allow the P&A process to be completed from liftboats and other work platforms with low-lift capacities. Rig-less P&A offers a cost advantage over P&A methods that require a drilling rig, and management believes that the large majority of the wells in the Gulf of Mexico can be plugged and abandoned using the rig-less P&A method. In delivering its P&A services, the Company has combined both wireline and pumping expertise, which traditionally have been provided separately, and believes that this combined expertise gives it a competitive advantage over many of its competitors.

  Wireline Services. The Company also provides electric and mechanical wireline services to its customer base. These services are used to access a well to assist in data acquisition, fishing tool operations, pipe recovery and remedial activities. While the Company provides these services in connection with P&A jobs, it also provides wireline services for non-P&A jobs, such as logging and pipe recovery. The Company's wireline personnel are trained to perform both P&A jobs and wireline services. In the third quarter of 1997, the Company began expanding its electric wireline capacity by purchasing four electric wireline units that will be dedicated solely to non-P&A operations.

  Other Services. Other services provided by the Company include (i) data acquisition and monitoring for the oil and gas industry and (ii) the manufacture, sale and rental of oil spill containment equipment.

  The Company designs, manufactures and sells specialized drilling rig instrumentation and data acquisition systems and computerized electronic torque and pressure control equipment. The Company's data acquisition systems are offered in connection with the use of a dispatcher to gather and record data and maintain equipment on drilling rigs. The Company's torque and pressure control equipment is used in connection with drilling and workover operations, as well as the manufacture of oilfield tubular goods. The torque control equipment monitors the relationship between size, weight, grade, rate of makeup, torque and penetration of tubular goods to ensure a leak-free connection within the pipe manufacturer's specification. The electronic pressure control equipment monitors and documents internal and external pressure testing of tubular connections.

  The Company also, through third-party manufacturers who work on a contractual basis pursuant to the Company's specifications, manufactures and sells oil spill containment inflatable boom and ancillary storage/deployment/retrieval equipment. The Company's inflatable boom utilizes continuous single-point inflation technology with air feeder sleeves in combination with mechanical check valves to permit continuous inflation of the boom material. The Company sells, rents and licenses oil spill containment technology to domestic and foreign oil companies, oil spill response companies and cooperatives, the United States Coast Guard and to foreign governments and their agencies.

CUSTOMERS; CONTRACTING AND MARKETING

  The Company's P&A and wireline services are contracted for specific projects on either a day rate or turnkey basis. Rental tools are leased to customers on an as-needed basis pursuant to a day rate. The Company derives a significant amount of its revenue from a small number of major and independent oil and gas companies, in particular, Chevron USA and Conoco, Inc. In 1995 and 1996, Chevron USA accounted for 23.7% and 34.5% of the Company's revenue, respectively, and Conoco, Inc. accounted for 16.4% and 8.9%, respectively. On a pro forma basis, giving effect to all of the acquisitions completed in 1997, including the Recent Acquisitions, Chevron USA and Shell Oil Company accounted for 20.3% and 14.0%, respectively, of the Company's pro forma revenue for the nine months ended September 30, 1997. The inability of the Company to continue to perform services for a number of its large existing customers, if not offset by sales to new or existing customers, could have a material adverse effect on the Company's business and financial condition. See "Risk Factors-- Dependence Upon Significant Customers."

  Marketing for the Company's rental tools operations is conducted by the Company's sales force which operates out of Belle Chasse, Lafayette and Houma, Louisiana, as well as Houston, Texas. The Company's primary customers are oil and gas companies, well operators and drilling contractors. Marketing for the company's other activities is primarily conducted by personnel located at the Company's facilities in Belle Chasse and Harvey, Louisiana.

COMPETITION

  The Company competes in highly competitive areas of the oilfield services industry. The volatility of oil and gas prices has led to a consolidation of the number of companies providing services similar to the Company. This reduced number of companies competes intensely for available projects. Many of the Company's competitors are larger and have greater marketing, distribution, financial and other resources than the Company. In the rental tool market, the Company faces competition from a number of companies that have larger inventories of equipment than the Company and many more facilities than the Company.

  There can be no assurance that the Company's operations will continue at current volumes or prices if its current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than the Company's products and services. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on the Company's results of operations and financial condition. Furthermore, competition among oilfield service and equipment providers is also based on provider's reputation for safety and quality. Although the Company believes that its reputation for safety and quality service is good, there can be no assurance that the Company will be able to maintain its competitive position. See "Risk Factors--Intense Competition."

POTENTIAL LIABILITIES AND INSURANCE

  The Company's operations involve a high degree of operational risk, particularly of personal injuries and damage to equipment. Failure of the Company's equipment could result in property damages, personal injury, environmental pollution and resulting damage for which the Company could be liable. Litigation arising from a catastrophic occurrence at a location where the Company's equipment and services are used may in the future result in case claims. The Company maintains insurance against risks that are consistent with industry standards and required by its customers. Although management believes that the Company's insurance protection is adequate, and that the Company has not experienced a loss in excess of policy limits, there can be no assurance that the Company will be able to maintain adequate insurance at rates which management considers commercially reasonable, nor can there be any assurance such coverage will be adequate to cover all claims that may arise. See "Risk Factors--Operating Risks and Insurance."

GOVERNMENTAL REGULATION

  The Company's business is significantly affected by state and federal laws and other regulations relating to the oil and gas industry, by changes in such laws and by changing administrative regulations and the level of enforcement thereof. The Company cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on it, its businesses or financial condition.

  Federal and state laws require owners of non-producing wells to plug the well and remove all exposed piping and rigging before the well is permanently abandoned. The timing and need for P&A services for wells situated on the federal outer continental shelf are regulated by the MMS. The MMS generally requires wells to be permanently plugged and abandoned within one year of lease expiration. State regulatory agencies similarly regulate P&A services within state coastal waters. State regulatory timeframes for P&A can be as long as one year for wells in Texas coastal waters or as short as 90 days after the drilling or production operations cease in Louisiana coastal waters. The MMS and state regulatory agencies will routinely grant extensions of time for P&A requirements when a well has future leasehold potential or when it is consistent with prudent operating practices, economic considerations or other special circumstances. A decrease in the level of enforcement of such laws and regulations in the future would adversely affect the demand for the Company's services and products. Numerous state and federal laws and regulations also affect the level of purchasing activity of oil containment equipment and consequently the Company's business. There can be no assurance that a decrease in the level of enforcement of laws and regulations in the future would not adversely affect the demand for the Company's products. In addition, the Company depends on the demand for its services from the oil and gas industry, and such demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas in the Company's areas of operations for economic, environmental or other policy reasons would adversely affect the Company's operations by limiting demand for its services.

  Certain of the Company's employees who perform services on offshore platforms and vessels are covered by the provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws operate to make the liability limits established under state workers' compensation laws inapplicable to these employees and, instead, permit them or their representatives to pursue actions against the Company for damages or job related injuries, with generally no limitations on the Company's potential liability. See "Risk Factors--Operating Risks and Insurance."

  The Company believes that its present operations substantially comply with applicable federal and state pollution control, and environmental protection laws and regulations and that compliance with such laws has had no material adverse effect upon its operations to date. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for joint and several strict liabilities for remediation of spills and releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. No assurance can be given that environmental laws will not, in the future, materially adversely affect the Company's operations and financial condition. Some environmental statements impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. See "Risk Factors--Regulatory and Environmental Matters."

EMPLOYEES

  As of September 30, 1997, the Company had approximately 290 employees. None of the Company's employees is represented by a union or covered by a collective bargaining agreement. The Company believes that its relations with its employees is good.

PROPERTIES

  Facilities. The Company owns certain facilities and leases other office, service and assembly facilities under various operating leases, including 19 rental tool facilities located throughout the Gulf Coast from Corpus Christi, Texas to Venice, Louisiana. The Company believes that all of its leases are at competitive or market rates and does not anticipate any difficulty in leasing suitable additional space upon expiration of its current lease terms.

  The Company has recently purchased an approximately 26,000 square-foot office building in Harvey, Louisiana. The Company is currently renovating this facility and expects to consolidate all of its New Orleans-area sales and administrative functions in this office by the end of the second quarter of 1998.

  Intellectual Property. The Company uses several patented items in its operations, which management believes are important but are not indispensable to the Company's business. Although the Company anticipates seeking patent protection when possible, it relies to a greater extent on the technical expertise and know-how of its personnel to maintain its competitive position. See "Risk Factors--Technology Risks."

LEGAL PROCEEDINGS

  The Company is a party to various routine legal proceedings primarily involving commercial claims, workers' compensation claims and claims for personal injury under the General Maritime Laws of the United States and the Jones Act. While the outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty, management believes that the outcome of all such proceedings, even if determined already, would not have a material adverse effect on the Company's business or financial condition.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information as of September 30, 1997 with respect to the directors and executive officers of the Company.

NAME                          AGE                    POSITION
----                          ---                    --------
Terence E. Hall..............  52 Chairman of the Board, Chief Executive Officer
                                   and President
Ernest J. Yancey, Jr.........  48 Director and Vice President
James E. Ravannack...........  37 Director and Vice President
Richard J. Lazes.............  49 President of Oil Stop, Inc. and Director
Robert S. Taylor.............  43 Chief Financial Officer
Kenneth C. Boothe............  52 Director
Bradford Small...............  35 Director
Justin L. Sullivan...........  58 Director

  Terence E. Hall has served as the Chairman of the Board, Chief Executive Officer and President of the Company since December 1995. Since 1989, he has served as President and Chief Executive Officer of Superior Well Service, Inc.

  Ernest J. Yancey, Jr. has served as a Vice President and Director of the Company since December 1995. Since 1989, he has served as Vice President-- Operations of Superior Well Service, Inc.

  James E. Ravannack has served as a Vice President and Director of the Company since December 1995. Since 1989, he has served as Vice President-- Sales of Superior Well Service, Inc.

  Richard J. Lazes has served as a Director of the Company since December 1995, Mr. Lazes founded Oil Stop, Inc. in May 1990 and has served as its President since its founding.

  Robert S. Taylor has served as Chief Financial Officer of the Company since January 1996. From May 1994 to January 1996, he served as Chief Financial Officer of Kenneth Gordon (New Orleans), Ltd., an apparel manufacturer. From November of 1989 to May 1994, he served as Chief Financial Officer of Plywood Panels, Inc., a manufacturer and distributor of plywood paneling and related wood products.

  Kenneth C. Boothe has served as a director since 1991. Mr. Boothe served as Chief Executive Officer and President of the Company from October 1993 until December 1995 and as President of the Company's operating subsidiary, Superior Fishing and Rental Tools, Inc. until May 1996. Mr. Boothe is now the senior partner with Boothe, Vassar, Fox & Fox, certified public accountants, Big Spring, Texas.

  Bradford Small has served as a Director of the Company since December 1993. From May 1996 to the present, Mr. Small has been a minister of Amarillo South Church of Christ in Amarillo, Texas. From May 1995 to May 1996 he served as minister of Highlands Church of Christ in Lakeland, Florida. From January 1991 until May 1995 he served as minister of Western Hills Church of Christ in Amarillo, Texas.

  Justin L. Sullivan has served as a Director of the Company since December 1995. Mr. Sullivan has been a business consultant to various companies since May 1993. From October 1992 to May 1993, Mr. Sullivan served as President of Plywood Panels, Inc., a manufacturer and distributor of plywood paneling and related wood products. From 1967 to September 1992, he served as Vice President, Treasurer and Director of Plywood Panels, Inc. and its predecessor entities.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Certificate of Incorporation and the Bylaws of the Company contain provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the DGCL. In addition, the Company has entered into indemnity contracts with its directors and executive officers, which provide for indemnification of such officers and directors in certain circumstances, including for liabilities under the Securities Act. The Company believes that these provisions and contracts are necessary to attract and retain qualified persons as directors and officers.

  Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth as of October 30, 1997 certain information regarding beneficial ownership (determined in accordance with Rule 13d-3 under the Exchange Act) of the Common Stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company, (iv) each Selling Stockholder and (v) all of the Company's directors and executive officers as a group. Unless otherwise indicated, the Company believes that the stockholders listed below have sole investment and voting power with respect to their shares based on information furnished to the Company by such owners.

                                                            PERCENT OF OUTSTANDING
                                                                 COMMON STOCK
                                               SHARES TO BE --------------------------
NAME OF BENEFICIAL         NUMBER OF SHARES    SOLD IN THE    BEFORE          AFTER
OWNER(1)                  BENEFICIALLY OWNED   OFFERING(2)   OFFERING       OFFERING
------------------        ------------------   ------------  --------      -----------
Terence E. Hall.........      3,019,065(3)        618,902            12.0%           8.2%
Ernest J. Yancey, Jr....      2,039,377(3)(4)     418,068             8.1%           5.6%
James E. Ravannack......      2,047,377(3)        419,708             8.1%           5.6%
Richard J. Lazes........      1,618,181           331,724             6.4%           4.4%
Rufus L. Patin..........      1,100,000           225,498             4.4%           3.0%
John C. Gordon..........        420,000            86,100             1.7%           1.1%
Justin L. Sullivan......             --                --              --             --
Kenneth C. Boothe.......        157,385(5)             --               *              *
Bradford Small..........         16,441(6)                              *              *
Robert S. Taylor........         25,000(7)                              *              *
All Directors and
 Executive Officers as a
 group
 (8 persons)............      8,922,826(8)      1,788,402            35.1%          24.3%

--------
*  Less than 1%.
(1) The address of Messrs. Hall, Yancey and Ravannack is 1503 Engineers Road, Belle Chasse, Louisiana 70037. Mr. Lazes' address is 804 First Avenue, Harvey, Louisiana 70058. Mr. Patin's address is 101 W. Saul Drive, Scott, Louisiana, 70583.
(2) If the Underwriters' over-allotment is exercised in full, Mr. Hall will sell an additional 800,648 shares, Mr. Yancey, 28,044 shares, Mr. Ravannack, 28,154 shares, Mr. Lazes, 22,252 shares, Mr. Patin, 15,126 shares and Mr. Gordon, 5,776 shares.
(3) Includes 44,000 shares of Common Stock that may be acquired upon the exercise of options granted under the Incentive Plan.
(4) Includes 24,000 shares of Common Stock held by Mr. Yancey's children, of which Mr. Yancey is deemed to be the beneficial owner, and 1,823,377 held by a limited liability company controlled by Mr. Yancey.
(5) Represents 58,441 shares of Common Stock held of record by Mr. Boothe, 41,926 shares of Common Stock held in a trust, of which Mr. Boothe is the sole voting trustee, 57,018 shares of Common Stock held in a corporation for the benefit of Mr. Boothe, Bradford Small and Darnell Small with respect to which Mr. Boothe has sole voting discretion.
(6) Does not include 41,926 shares of Common Stock held in trust for the benefit of Mr. Small and his siblings, of which Mr. Boothe is the sole voting trustee, or 57,018 shares of Common Stock held in a corporation for the benefit of Mr. Booth, Bradford Small and Darnell Small with respect to which Mr. Boothe has sole voting discretion.
(7) Includes 25,000 shares of Common Stock that may be acquired upon the exercise of options.
(8) Includes 157,000 shares of Common Stock that may be acquired upon exercise of options.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 40,000,000 shares of common stock, $.001 par value per share (the "Common Stock"), and 5,000,000 shares of preferred stock, $.01 par value per share, issuable in series (the "Preferred Stock"). As of October 30, 1997, 25,256,190 shares of Common Stock were outstanding and held of record by approximately 115 persons, and no shares of Preferred Stock were outstanding. The following description of the capital stock of the Company is qualified in its entirety by reference to the Company's Certificate and Bylaws, copies of which are incorporated herein by reference as exhibits to the registration statement of which this Prospectus forms a part.

COMMON STOCK

  Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on all matters on which stockholders are entitled to vote; stockholders may not cumulate votes for the election of directors. Stockholders may act upon any matter at a duly called meeting or by written consent. Subject to the preferences accorded to the holders of the Preferred Stock, if and when issued by the Board of Directors, holders of Common Stock are entitled to dividends at such times and in such amounts as the Board of Directors may determine. The Company has never paid cash dividends on its Common Stock and does not intend to pay dividends for the foreseeable future. In addition, the Company's Bank Credit Facility contains provisions that prohibit the Company from paying dividends on its Common Stock. See "Risk Factors--No Dividends" and "Dividends and Price Range of Common Stock." Upon the dissolution, liquidation or winding up of the Company, after payment of debts and expenses and payment of the liquidation preference plus any accrued dividends on any outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to receive all remaining assets of the Company ratably in proportion to the number of shares held by them. Holders of shares of Common Stock have no preemptive, subscription, conversion or redemption rights and are not subject to further calls or assessments, or rights of redemption by the Company. The outstanding shares of Common Stock are, and the shares of Common Stock being sold in the Offering will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Board of Directors has the authority, without approval of the stockholders, to issue shares of Preferred Stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company's conversion rights, if any, and voting powers, if any.

  One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If, in the exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Certificate grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued entitling holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes, (iii) to elect directors having terms of office or voting rights greater than those of other directors, (iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control or (vi) to exercise other rights designated to impede a takeover. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely effect the rights of holders of the Common Stock.

  In addition, certain other charter provisions that are described below may have the effect of either alone, in combination with each other or with the existence of authorized but unissued capital stock of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

CERTAIN CHARTER AND BYLAW PROVISIONS

  Size of the Board of Directors; Removal of Directors; Filling of Vacancies on the Board of Directors. The Company's Bylaws provide that the number of directors shall be fixed from time to time by the Board of Directors but shall not be less than three nor more than eleven. The Company's Bylaws also provide that a newly created directorship resulting from an increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause may be filled by the affirmative vote of the majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director. In addition, these provisions specify that directors elected to fill a vacancy or a newly created directorship on the Board of Directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier resignation or removal.

  Amendment of the Bylaws. Under the DGCL, the power to adopt, amend or repeal bylaws is conferred upon the stockholders; however, a corporation may in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. The Company's Certificate and Bylaws grant the Board of Directors the power to adopt, amend and repeal the Bylaws.

  Delaware Anti-Takeover Statute. The Company is also subject to Section 203 of the DGCL, which prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person other than such corporation and any of its majority-owned subsidiaries who own 15% or more of any class or series of stock entitled to vote generally in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status, or (ii) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

  The provisions described above may tend to deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than the prevailing market price. On the other hand, these provisions will tend to assure continuity of management and corporate policies and to induce any person seeking control of the Company or a business combination with the Company to negotiate or terms acceptable to the then elected Board of Directors.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Johnson Rice & Company L.L.C., Jefferies & Company, Inc. and Gaines, Berland Inc., are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                     NUMBER OF
                                                                     SHARES OF
      UNDERWRITER                                                   COMMON STOCK
      -----------                                                   ------------
      Johnson Rice & Company L.L.C.................................
      Jefferies & Company, Inc.....................................
      Gaines, Berland Inc..........................................
        Total......................................................  6,000,000
                                                                     =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public initially at the public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at
such price less a concession of $    per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $    per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

  In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company and the Selling Shareholders in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  As permitted by Rule 103 under the Exchange Act, certain Underwriters (and selling group members, if any) that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of the Common Stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (i) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (ii) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (iii) bids made by passive market makers must be identified as such.

  The Selling Stockholders have granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 900,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 6,000,000 shares of Common Stock offered.

  The Company and the Selling Stockholders have agreed not to offer to sell, sell, grant any option to purchase or otherwise dispose of any shares of any capital stock of the Company (or securities convertible into, or exchangeable for capital stock of the Company), directly or indirectly, for a period of 120 days after the date of this Prospectus, without the prior written consent of Johnson Rice & Company L.L.C., except for grants of stock options by the Company to its officers, directors and employees and issuance of stock upon exercise of options held by such persons, and except for shares of capital stock issued by the Company in connection with the acquisition of assets or capital stock of any company engaged in the oil and gas service business.

  Certain of the Underwriters have from time to time provided investment banking and financial advisory services to the Company, and such firms may in the future provide similar services to the Company, for which they have received or are expected to receive customary fees.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1995 and 1996, and for the two years ended December 31, 1996 have been included in this Prospectus and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the Company's consolidated financial statements refers to the adoption in 1995 of the method of accounting for the impairment of long-lived assets and long-lived assets to be disposed of prescribed by Statement of Financial Accounting Standards No. 121.

  The financial statements of Nautilus (Concentric) Pipe and Rental Tool, Inc. and Tong Rentals & Supply Co., Inc. as of December 31, 1996, and for the year then ended have been incorporated by reference into this Registration Statement in reliance upon the reports, of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing.

  The financial statements of Stabil Drill as of August 31, 1996 and 1997 and for the two years then ended, and of Sub-Surface as of July 31, 1997, and for the year then ended have been included in this Prospectus and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other documents with the Securities and Exchange Commission (the "Commission"). Documents filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission at the following locations: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048 and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission (http://www.sec.gov). The Company's Common Stock is traded on the Nasdaq National Market. Reports, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

  The Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed or incorporated by reference as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are incorporated herein by reference:
(i) the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996; (ii) the Company's Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;
(iii) the description of the Company's Common Stock set forth in its registration statement under the Exchange Act on Form 8-A/A dated October 29, 1997; and (iv) the Company's Current Reports on Form 8-K dated May 31, 1997 (as amended on Form 8-K/A dated June 13, 1997), February 28, 1997 (as amended on Form 8-K/A dated March 14, 1997) and October 3, 1997.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and to be made a part hereof from their respective dates of filing. Information appearing herein or in any particular document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements appearing in all of the documents incorporated herein by reference and should be read together therewith. Any statements contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other document subsequently filed or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any of the documents incorporated herein by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. Requests for such copies should be directed to Superior Energy Services, Inc., 1503 Engineers Road, Attention:
Investor Relations, P.O. Box 6220, New Orleans, Louisiana 70174, telephone
(504) 393-7774.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Pro Forma Condensed Financial Statements
  Unaudited Pro Forma Condensed Balance Sheet as of September 30, 1997....  F-3
  Unaudited Pro Forma Condensed Statement of Earnings for the nine months ended September 30, 1997...............................................  F-4
  Unaudited Pro Forma Condensed Statement of Earnings for the year ended
   December 31, 1996......................................................  F-5
  Notes to Unaudited Pro Forma Condensed Financial Statements.............  F-6
Superior Energy Services, Inc.
  Independent Auditors' Report............................................  F-8
  Consolidated Balance Sheets at December 31, 1995 and 1996...............  F-9
  Consolidated Statements of Operations for the years ended December 31,
   1995 and 1996.......................................................... F-10
  Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1995 and 1996....................................... F-11
  Consolidated Statements of Cash Flows for the years ended December 31,
   1995 and 1996.......................................................... F-12
  Notes to Consolidated Financial Statements.............................. F-13
  Condensed Consolidated Balance Sheet as of September 30, 1997
   (unaudited)............................................................ F-23
  Condensed Consolidated Statements of Operations for the three months and nine months ended September 30, 1996 and 1997 (unaudited).............. F-24
  Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 1996 and 1997 (unaudited).......................... F-25
  Notes to Condensed Consolidated Financial Statements.................... F-26
Stabil Drill Specialties, Inc.
  Independent Auditors' Report............................................ F-28
  Balance Sheets at August 31, 1996 and 1997.............................. F-29
  Statements of Income and Retained Earnings for the years ended August
   31, 1996 and 1997...................................................... F-30
  Statements of Cash Flows for the years ended August 31, 1996 and 1997... F-31
  Notes to Financial Statements........................................... F-32
Sub-Surface Tools, Inc.
  Independent Auditors' Report............................................ F-38
  Balance Sheet at July 31, 1997.......................................... F-39
  Statement of Income and Retained Earnings for the year ended July 31,
   1997................................................................... F-40
  Statement of Cash Flows for the year ended July 31, 1997................ F-41
  Notes to Financial Statements........................................... F-42

              UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

  The following unaudited pro forma condensed financial information has been prepared by management utilizing the historical financial statements of Superior Energy Services, Inc. (Superior), Baytron, Inc. (Baytron) through July 31, 1996, Dimensional Oilfield Services, Inc. (Dimensional) through September 15, 1996, Nautilus Pipe and Rental Tools, Inc. (Nautilus) through February 28, 1997, F.&F. Wireline Services, Inc. (F.&F.) through April 30, 1997, Tong Rentals and Supply Co., Inc. (Tong) through May 31, 1997, Fastorq, Stabil Drill and Sub-Surface. Adjustments have been made to reflect the financial impact of purchase accounting and other items had the acquisitions taken place on January 1, 1996 with respect to operating data and September 30, 1997 with respect to balance sheet data. The pro forma adjustments are described in the accompanying notes and are based upon preliminary estimates and certain assumptions that management of the companies believe reasonable under the circumstances.

  The unaudited pro forma condensed financial information is for comparative purposes only and does not purport to be indicative of the results which would actually have been obtained had the acquisitions been effected on the pro forma dates, or of the results which may be obtained in the future. The unaudited pro forma condensed financial information in the opinion of management reflect all adjustments necessary to present fairly the data for such periods.

  With respect to the unaudited pro forma condensed financial information prepared for the nine months ended September 30, 1997, for purposes of simplicity, and as permitted by the rules and regulations of the Commission, the financial information for Stabil Drill is as of and for the nine months ended August 31, 1997 and the financial information for Sub-Surface is as of and for the nine months ended July 31, 1997.

  The unaudited pro forma condensed financial information should be read in conjunction with the historical financial statements appearing elsewhere in this Prospectus or incorporated herein by reference.

                         SUPERIOR ENERGY SERVICES, INC.

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                               SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                                PRO FORMA
                                                               ADJUSTMENTS
                          HISTORICAL         STABIL  SUB-     ---------------
         ASSETS            SUPERIOR  FASTORQ DRILL  SURFACE    DR.      CR.   PRO FORMA
         ------           ---------- ------- ------ -------   ------   ------ ---------
Cash....................   $ 1,103      760    749     627                       3,239
Accounts receivable--
 net....................    13,183    1,349  4,250   2,143                      20,925
Inventories.............     1,474       --     --      --                       1,474
Deferred income taxes...       137       --     --      --                         137
Other...................       885       10     13      34                         942
                           -------    -----  -----  ------                     -------
   Total current assets.    16,782    2,119  5,012   2,804                      26,717
Property, plant &
 equipment--net.........    23,193      925  4,225  13,770 A     267            45,114
                                                           B   1,994
                                                           C     810
Goodwill................    17,347       --    474      -- A   2,402            35,895
                                                           B  11,506
                                                           C   4,166
Other assets............     1,052       --     39       9                       1,100
                           -------    -----  -----  ------                     -------
   Total assets.........   $58,374    3,044  9,750  16,513                     108,826
                           =======    =====  =====  ======                     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
  Notes payable.........        --       --    336   1,384                       1,720
  Trade accounts
   payable..............     2,244       --  1,004   1,226                       4,474
  Notes payable other...       296       --     --      --                         296
  Unearned income.......       173       --     --      --                         173
  Accrued expenses......     2,166       --    251      --                       2,417
  Income taxes payable..       352      519    753      --                       1,624
  Deferred income taxes.        --       --    174      --                         174
  Other.................        --       28     --      --                          28
                           -------    -----  -----  ------                     -------
   Total current
    liabilities.........     5,231      547  2,518   2,610                      10,906
Notes payable...........     1,412      165  1,244      --           A  4,810   42,631
                                                                     B 17,500
                                                                     C 17,500
Deferred income taxes...     3,570       92  1,250   1,079           A     99    7,128
                                                                     B    738
                                                                     C    300
Stockholders' equity:
  Common stock..........        25        1     --      (4)A       1                25
                                                           C                4
  Additional paid-in
   capital..............    41,620       --     39      -- B      39            41,620
  Retained earnings.....     6,516    2,239  4,699  12,828 A   2,239             6,516
                                                           B   4,699
                                                           C  12,828
                           -------    -----  -----  ------                     -------
   Total stockholders'
    equity..............    48,161    2,240  4,738  12,824                      48,161
                           -------    -----  -----  ------                     -------
   Total liabilities and
    stockholders'
    equity..............   $58,374    3,044  9,750  16,513                     108,826
                           =======    =====  =====  ======                     =======

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
              UNAUDITED PRO FORMA CONDENSED STATEMENT OF EARNINGS
                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                           HISTORICAL HISTORICAL               SUPERIOR              HISTORICAL HISTORICAL
                     HISTORICAL HISTORICAL    F&F        TONG     PRO FORMA   PRE-RECENT  HISTORICAL   STABIL      SUB
                      SUPERIOR   NAUTILUS   WIRELINE    RENTAL   ADJUSTMENTS ACQUISITIONS  FASTORQ     DRILL     SURFACE
                     ---------- ---------- ---------- ---------- ----------- ------------ ---------- ---------- ----------
Revenues...........   $33,309      575        336       1,523                   35,743      3,934      11,536     7,846
                      -------      ---        ---       -----        ---        ------      -----      ------     -----
Costs and expenses:
 Costs of
 services..........    14,735      264        137         532                   15,668      1,658       4,881     2,723
 Depreciation and
 amortization......     1,992      109          5          77 D       81         2,264         85         606     1,339 E
 General and
 administrative....     7,556      209         48         545                    8,358      1,732       2,619     2,010 K
   Total costs and
   expenses........    24,283      582        190       1,154         81        26,290      3,475       8,106     6,072
                      -------      ---        ---       -----        ---        ------      -----      ------     -----
Income from
operations.........     9,026       (7)       146         369        (81)        9,453        459       3,430     1,774
Other income
(expense):
 Interest expense..      (463)     (27)        (2)         --                     (492)        --         (55)     (122)L
 Other.............        --       --         --          --                       --         --          20        --
                      -------      ---        ---       -----        ---        ------      -----      ------     -----
   Income before
   income taxes....     8,563      (34)       144         369        (81)        8,961        459       3,395     1,652
Income taxes.......     2,826       --         --         129 H      (12)        2,943        165       1,392       608 I
                      -------      ---        ---       -----        ---        ------      -----      ------     -----
 Net income........   $ 5,737      (34)       144         240        (69)        6,018        294       2,003     1,044
                      =======      ===        ===       =====        ===        ======      =====      ======     =====
Net income per
common share and
common share
equivalent.........   $  0.28                                                   $ 0.29
                      =======                                                   ======
Weighted average
shares outstanding.    20,259                                                   20,958
                      =======                                                   ======
                      PRO FORMA   PRO
                     ADJUSTMENTS FORMA
                     ----------- -------
Revenues...........              59,059
                     ----------- -------
Costs and expenses:
 Costs of
 services..........              24,930
 Depreciation and
 amortization......         7     4,301
 General and
 administrative....      (970)   13,749
   Total costs and
   expenses........      (968)   42,980
                     ----------- -------
Income from
operations.........       968    16,079
Other income
(expense):
 Interest expense..    (2,314)   (2,983)
 Other.............                  20
                     ----------- -------
   Income before
   income taxes....    (1,346)   13,116
Income taxes.......      (249)    4,859
                     ----------- -------
 Net income........    (1,097)    8,257
                     =========== =======
Net income per
common share and
common share
equivalent.........              $ 0.39
                                 =======
Weighted average
shares outstanding.              20,958
                                 =======

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
              UNAUDITED PRO FORMA CONDENSED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  HISTORICAL HISTORICAL               SUPERIOR
                     HISTORICAL HISTORICAL HISTORICAL  HISTORICAL    F&F        TONG     PRO FORMA   PRE-RECENT          STABIL
                      SUPERIOR   BAYTRON   DIMENSIONAL  NAUTILUS   WIRELINE    RENTAL   ADJUSTMENTS ACQUISITIONS FASTORQ DRILL
                     ---------- ---------- ----------- ---------- ---------- ---------- ----------- ------------ ------- ------
Revenues...........   $23,638     1,277       4,053      4,424      1,269      5,061                   39,722     3,687  10,140
                      -------     -----       -----      -----      -----      -----       ----        ------     -----  ------
Costs and expenses:
 Costs of
  services.........    11,040       367       2,982      1,401        674      1,269                   17,733     1,748   4,596
 Depreciation and
  amortization.....     1,323        40          26        556         32        274 F      515         2,766        88     726
 General and
  administratiave..     5,737       773         584      1,560        372      2,391                   11,417       861   3,091
                      -------     -----       -----      -----      -----      -----       ----        ------     -----  ------
   Total costs and
    expenses.......    18,100     1,180       3,592      3,517      1,078      3,934        515        31,916     2,697   8,413
                      -------     -----       -----      -----      -----      -----       ----        ------     -----  ------
Income from
 operations........     5,538        97         461        907        191      1,127       (515)        7,806       990   1,727
Other income
 (expense):
 Interest expense..      (127)       (8)        (45)      (125)       (35)        --                     (340)       --    (132)
 Other.............       206       (16)         --         --         --         --                      190        --      --
                      -------     -----       -----      -----      -----      -----       ----        ------     -----  ------
   Income before
    income taxes...     5,617        73         416        782        156      1,127       (515)        7,656       990   1,595
Income taxes.......     1,685        --          --        301         65        428 H      (49)        2,410       356     638
                                                                                     J      (20)
                      -------     -----       -----      -----      -----      -----       ----        ------     -----  ------
 Net income........   $ 3,932        73         416        481         91        699       (446)        5,246       634     957
                      =======     =====       =====      =====      =====      =====       ====        ======     =====  ======
Net income per
 common share and
 common share
 equivalent........   $  0.22                                                                          $ 0.26
                      =======                                                                          ======
Weighted average
 shares
 outstanding.......    17,619                                                                          20,167
                      =======                                                                          ======
                                           SUPERIOR
                       SUB      PRO FORMA    PRO
                     SURFACE   ADJUSTMENTS  FORMA
                     --------- ----------- --------
Revenues...........  10,614                 64,163
                     --------- ----------- --------
Costs and expenses:
 Costs of
  services.........   4,394                 28,471
 Depreciation and
  amortization.....   2,016 G      (113)     5,483
 General and
  administratiave..   1,858 K      (142)    17,085
                     --------- ----------- --------
   Total costs and
    expenses.......   8,268        (255)    51,039
                     --------- ----------- --------
Income from
 operations........   2,346         255     13,124
Other income
 (expense):
 Interest expense..     (88)L    (3,085)    (3,645)
 Other.............      --                    190
                     --------- ----------- --------
   Income before
    income taxes...   2,258      (2,830)     9,669
Income taxes.......     813        (543)     3,674
                     --------- ----------- --------
 Net income........   1,445      (2,287)     5,995
                     ========= =========== ========
Net income per
 common share and
 common share
 equivalent........                         $ 0.30
                                           ========
Weighted average
 shares
 outstanding.......                         20,167
                                           ========

A) To reflect the purchase price adjustments related to the acquisition of Fastorq, Inc. The purchase price is the sum of $4,810,000 cash and a promissory note, contingent on future earnings, of $2,590,000. Amounts to be paid under the promissory note are subject to certain minimum earnings requirements and are not reflected in the purchase price which approximates $4,810,000. The property and equipment were valued at their approximate fair value of $1,192,000. Deferred taxes have been provided for the difference between the book and tax basis of the property, plant and equipment acquired. The excess purchase price over the fair value of net assets of Fastorq at September 30, 1997 of approximately $2,402,000 was allocated to goodwill to be amortized over 20 years.
B) To reflect the purchase price adjustments related to the acquisition of Stabil Drill, Inc. The purchase price is the sum of $17,500,000 cash and a promissory note, contingent on future earnings, of $7,500,000. Amounts to be paid under the promissory note are subject to certain minimum earnings requirements and is not reflected in the purchase price which approximated $17,500,000. The property and equipment were valued at their approximate fair value of $6,219,000. Deferred taxes have been provided for the difference between the book and tax basis of the property, plant and equipment acquired. The excess purchase price over the fair value of net assets of Stabil Drill at September 30, 1997 of approximately $11,506,000 was allocated to goodwill to be amortized over 20 years.
C) To reflect the purchase price adjustments related to the acquisition of Sub-Surface, Inc. The purchase price is the sum of $17,500,000 cash and a promissory note, contingent on future earnings, of $7,500,000. Amounts to be paid under the promissory note are subject to certain minimum earnings requirements and are not reflected in the purchase price which approximates $17,500,000. The property and equipment were valued at their approximate fair value of $14,580,000. Deferred taxes have been provided for the difference between the book and tax basis of the property, plant and equipment acquired. The excess purchase price over the fair value of net assets of Sub-Surface at September 30, 1997 of approximately $4,166,000 was allocated to goodwill be amortized over 20 years.
D) To reflect depreciation and amortization of goodwill associated with the acquisitions of Nautilus, F&F Wireline and Tong for the pro forma nine-months ended September 30, 1997.

   Adjustments For:                     Nautilus  F&F Wireline    Tong    Total
                                        --------  ------------ -------  -------
   Depreciation........................ $(18,000)       14,000 (21,000) (25,000)
   Amortization........................   22,000         5,000  79,000  106,000
                                        --------  ------------ -------  -------
     Total............................. $  4,000        19,000  58,000   81,000
                                        ========  ============ =======  =======

E) To reflect the depreciation and amortization of goodwill associated with the acquisitions of Fastorq, Stabil Drill and Sub-Surface for the pro forma nine-months ended September 30, 1997.

   Adjustments For:                 Fastorq Stabil Drill  Sub-Surface     Total
                                    ------- ------------  -----------  --------
   Depreciation.................... $ 5,000     (178,000)    (497,000) (670,000)
   Amortization....................  90,000      431,000      156,000   677,000
                                    ------- ------------  -----------  --------
     Total......................... $95,000      253,000     (341,000)    7,000
                                    ======= ============  ===========  ========

F) To reflect the depreciation and amortization of goodwill associated with the acquisitions of Nautilus, F&F Wireline, Tong, Dimensional and Baytron for the pro forma year 1996.

   Adjustments For:          Nautilus  F&F Wireline    Tong  Dimensional Baytron   Total
                            ---------  ------------ -------  ----------- ------- -------
   Depreciation............ $(110,000)       54,000 (85,000)      38,000  18,000 (85,000)
   Amortization............   131,000        20,000 317,000       94,000  38,000 600,000
                            ---------  ------------ -------  ----------- ------- -------
     Total................. $  21,000        74,000 232,000      132,000  56,000 515,000
                            =========  ============ =======  =========== ======= =======

G) To reflect the depreciation and amortization of goodwill associated with the acquisitions of Fastorq, Stabil Drill and Sub-Surface for the pro forma year 1996.

   Adjustment For:                Fastorq Stabil Drill  Sub-Surface       Total
                                 -------- ------------  -----------  ----------
   Depreciation................. $ 33,000     (155,000)    (894,000) (1,016,000)
   Amortization.................  120,000      575,000      208,000     903,000
                                 -------- ------------  -----------  ----------
     Total...................... $153,000      420,000     (686,000)   (113,000)
                                 ======== ============  ===========  ==========

H) To adjust the Company's provision for income taxes to give effect to the acquisitions of Nautilus, F&F Wireline and Tong
I) To adjust the Company's provision for income taxes to give effect to the acquisitions of Fastorq, Stabil Drill and Sub-Surface.
J) To adjust the Company's provision for income taxes to give effect to the acquisitions of Baytron and Dimensional.
K) To adjust compensation for employees to amounts per employment agreements entered in connection with the acquisition of Fastorq.
L) To record interest expense at a current interest rate of 7.75% for acquisition of companies. If the maximum rate (prime) of 8.5% (maximum price in 1997) would have been used, the annual interest expense would have increased by $315,000 to $3.4 million and the nine month interest expense would have increased by $200,000 to $2.5 million.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Superior Energy Services, Inc.:

  We have audited the consolidated balance sheets of Superior Energy Services, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Superior Energy Services, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years then ended in conformity with generally accepted accounting principles.

  As discussed in Note 9 to the consolidated financial statements, in 1995 the Company adopted the methods of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of prescribed by Statement of Financial Accounting Standards No. 121.

                                          KPMG PEAT MARWICK LLP

New Orleans, Louisiana
March 14, 1997

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1996

                                 (IN THOUSANDS)

                            ASSETS                              1995     1996
                            ------                             -------  -------
Current assets:
  Cash and cash equivalents................................... $ 5,068  $   433
  Accounts receivable--net of allowance for doubtful accounts
   of $204,000 in 1995 and $149,000 in 1996...................   3,759    6,966
  Inventories.................................................     968    1,197
  Deferred income taxes.......................................     256      137
  Other.......................................................     227      345
                                                               -------  -------
    Total current assets......................................  10,278    9,078
Property, plant and equipment--net............................   6,904    9,894
Goodwill--net.................................................   4,576    8,239
Patent--net...................................................   1,226    1,126
                                                               -------  -------
                                                               $22,984  $28,337
                                                               =======  =======
             LIABILITIES AND STOCKHOLDERS' EQUITY
             ------------------------------------
Current liabilities:
  Notes payable--bank......................................... $ 1,249  $   351
  Accounts payable............................................   2,345    1,800
  Notes payable--other........................................   3,422    1,171
  Unearned income.............................................   1,085      392
  Accrued expenses............................................     456    1,362
  Income taxes payable........................................     545    1,208
  Other.......................................................     200      200
                                                               -------  -------
    Total current liabilities.................................   9,302    6,484
                                                               -------  -------
Deferred income taxes.........................................     408    1,254
Long-term debt................................................      --      250
Other.........................................................     180       --
Stockholders' equity:
  Preferred stock of $.01 par value. Authorized--5,000,000
   shares; none issued........................................      --       --
  Common stock of $.001 par value. Authorized--40,000,000
   shares; issued--18,597,045.................................      17       19
  Additional paid-in capital..................................  16,230   19,551
  Retained earnings (deficit).................................  (3,153)     779
                                                               -------  -------
    Total stockholders' equity................................  13,094   20,349
                                                               -------  -------
                                                               $22,984  $28,337
                                                               =======  =======

          See accompanying notes to consolidated financial statements

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 1995 AND 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           1995        1996
                                                         ---------  ----------
Revenues................................................ $  12,338  $   23,638
                                                         ---------  ----------
Costs and expenses:
  Costs of services.....................................     7,487      11,040
  Depreciation and amortization.........................       259       1,323
  Impairment of long-lived assets.......................     4,042          --
  General and administrative............................     3,258       5,737
                                                         ---------  ----------
    Total costs and expenses............................    15,046      18,100
                                                         ---------  ----------
Income (loss) from operations...........................    (2,708)      5,538
Other income (expense):
  Interest expense......................................       (86)       (127)
  Other.................................................        79         206
                                                         ---------  ----------
    Income (loss) before income taxes...................    (2,715)      5,617
Income taxes............................................       131       1,685
                                                         ---------  ----------
    Net income (loss)................................... $  (2,846) $    3,932
                                                         =========  ==========
Net loss as adjusted for pro forma income taxes
 (unaudited):
  Loss before income taxes as per above................. $  (2,715)
  Pro forma income taxes................................       640
                                                         ---------
    Net loss as adjusted for pro forma income taxes..... $  (3,355)
                                                         =========
Net income (loss) per common share and common share
 equivalent............................................. $    (.38) $     0.22
                                                         =========  ==========
Weighted average shares outstanding..................... 8,847,946  17,618,711
                                                         =========  ==========


          See accompanying notes to consolidated financial statements.

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                           DECEMBER 31, 1995 AND 1996

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                   COMMON           ADDITIONAL RETAINED
                                   STOCK    COMMON   PAID-IN   EARNINGS
                                   SHARES   STOCK    CAPITAL   (DEFICIT)  TOTAL
                                 ---------- ------  ---------- --------- -------
Balance, December 31, 1994.....       3,550 $ 248    $    --    $ 2,025  $ 2,273
Net loss.......................          --    --         --     (2,846)  (2,846)
Shareholder distributions......          --    --         --     (2,465)  (2,465)
Acquisition of Oil Stop, Inc...   1,800,000     2      3,598         --    3,600
Share exchange for the Superior
 Companies.....................  10,037,700  (238)     3,350        133    3,245
Sale of common stock...........   5,175,000     5      9,265         --    9,270
Exercise of private warrants...      16,666    --         17         --       17
                                 ---------- -----    -------    -------  -------
Balance, December 31, 1995.....  17,032,916    17     16,230     (3,153)  13,094
Net income.....................          --    --         --      3,932    3,932
Acquisition of remaining minor-
 ity interest in Ace Rental
 Tools, Inc....................      14,129    --         35         --       35
Acquisition of Baytron, Inc....     550,000     1      1,099         --    1,100
Acquisition of Dimensional Oil
 Field Services, Inc...........   1,000,000     1      2,187         --    2,188
                                 ---------- -----    -------    -------  -------
Balance, December 31, 1996.....  18,597,045 $  19    $19,551    $   779  $20,349
                                 ========== =====    =======    =======  =======



          See accompanying notes to consolidated financial statements.

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1995 AND 1996

                                 (IN THOUSANDS)

                                                               1995     1996
                                                              -------  -------
Cash flows from operating activities:
 Net income (loss)........................................... $(2,846) $ 3,932
 Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization..............................     259    1,323
  Unearned income............................................   1,085     (692)
  Impairment of long-lived assets............................   4,042       --
  Deferred income taxes......................................    (444)     258
  Changes in operating assets and liabilities, net of
   acquisitions:
   Accounts receivable.......................................    (384)  (1,490)
   Notes receivable..........................................     120       --
   Inventories...............................................      61     (229)
   Other--net................................................     141      (56)
   Accounts payable..........................................    (332)  (1,482)
   Due from (to) shareholders................................   1,243     (302)
   Accrued expenses..........................................      58      751
   Income taxes payable......................................     613      663
                                                              -------  -------
    Net cash provided by operating activities................   3,616    2,676
                                                              -------  -------
Cash flows from investing activities:
 Proceeds from sale of property and equipment................      --      354
 Payments for purchases of property and equipment............    (610)  (1,965)
 Deferred payment for acquisition of Oil Stop, Inc...........      --   (2,000)
 Acquisition of businesses, net of cash acquired.............      --   (2,321)
                                                              -------  -------
    Net cash used in investing activities....................    (610)  (5,932)
                                                              -------  -------
Cash flows from financing activities:
 Notes payable...............................................  (5,264)  (1,379)
 Shareholder distributions...................................  (2,465)      --
 Due to shareholders.........................................     297       --
 Proceeds from sale of common stock..........................   9,287       --
                                                              -------  -------
    Net cash (used in) provided by financing activities......   1,855   (1,379)
                                                              -------  -------
    Net (decrease) increase in cash..........................   4,861   (4,635)
Cash and cash equivalents at beginning of year...............     207    5,068
                                                              -------  -------
Cash and cash equivalents at end of year..................... $ 5,068  $   433
                                                              =======  =======

          See accompanying notes to consolidated financial statements.

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Basis of Presentation

  The consolidated financial statements include the accounts of Superior Energy Services, Inc. and its subsidiaries (the Company). All significant intercompany accounts and transactions are eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to the 1996 presentation.

 (b) Business

  The Company is in the business of providing an integrated range of specialized oilfield products and services in the Gulf of Mexico. These products and services include oil and gas well plug and abandonment, wireline and workover services, the manufacture, sale and rental of specialized oil well equipment and fishing tools, the development, manufacture, sale and rental of oil and gas drilling instrumentation and computerized rig data acquisition systems, and the development, manufacture and sale of oil spill containment booms and ancillary equipment. A majority of the Company's business is conducted with major oil and gas exploration companies. The Company continually evaluates the financial strength of their customers but does not require collateral to support the customer receivables. The Company operated as one segment in 1995 and 1996.

  Customers which accounted for 10 percent or more of revenue for the years ended December 31, 1995 and 1996, were as follows:

                                                                     1995  1996
                                                                     ----  ----
      Chevron USA................................................... 23.7% 34.5%
      Conoco Inc.................................................... 16.4%  8.9%

 (c) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (d) Property, Plant and Equipment

  Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related lives as follows:

      Buildings................................................... 30 years
      Machinery and equipment..................................... 5 to 15 years
      Automobiles, trucks, tractors and trailers.................. 2 to 5 years
      Furniture and equipment..................................... 5 to 7 years

  The Company assesses the potential impairment of capitalized costs of long-lived assets in accordance with Statement of Financial Accounting Standards
(FAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Under this method, the Company assesses its capitalized costs utilizing its current estimate of future revenues and operating expenses. In the event net undiscounted cash flow is less than capitalized costs, an impairment loss is recorded based on estimated fair value, which would consider discounted future net cash flows.

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                          DECEMBER 31, 1995 AND 1996

 (e) Goodwill

  The Company amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period of 20 years. Recoverability will be reviewed periodically by comparing the undiscounted fair value of cash flows of the assets to which the goodwill applies to the net book value, including goodwill, of assets.

 (f) Inventories

  Inventories are stated at the lower of average cost or market. The cost of booms and parts are determined principally on the first-in, first-out method.

 (g) Cash Equivalents

  The Company considers all short-term deposits with a maturity of ninety days or less to be cash equivalents.

 (h) Revenue Recognition

  The Company recognizes revenues when services are provided and upon the completion of job orders from its customers. Rental income is recognized on a straight-line basis. Unearned income is recorded for lease payments in excess of rental income recognized.

 (i) Income Taxes

  The Company provides for income taxes in accordance with Statement of Financial Accounting Standards (FAS) No. 109, Accounting for Income Taxes. FAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes reflect the impact of temporary differences between amounts of assets for financial reporting purposes and such amounts as measured by tax laws.

 (j) Patents

  Patents are amortized using the straight-line method over the life of each patent.

 (k) Pro Forma Income Taxes and Earnings per Share

  Pro forma income tax expense and net income (loss) as adjusted for income taxes is presented on the Statement of Operations in order to reflect the impact on income taxes as if the entire consolidated company had been a taxable entity for all of 1995. In computing weighted average shares outstanding, 8,400,000 shares issued in the Reorganization (see Note 2) is assumed to be outstanding as of January 1, 1995. All other common shares issued or sold are included in the weighted average shares outstanding calculation from the date of issuance or sale.

 (l) Financial Instruments

  The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and notes payable. The carrying amount of these financial instruments approximates their fair value.

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                          DECEMBER 31, 1995 AND 1996

(2) BUSINESS COMBINATIONS

  In July 1996, the Company, pursuant to a statutory merger, acquired Baytron, Inc. (Baytron) for $1,100,000 in cash and 550,000 shares of the Company's common stock at the current approximate $2.00 market price at the date of purchase for a total purchase price of $2,200,000. The property, plant and equipment of Baytron were valued at their estimated fair value of approximately $791,000. Deferred taxes have been provided for the difference between the book and tax basis of the property. The remaining assets and liabilities approximated their fair values. The excess purchase price over the fair value of the net assets of Baytron at July 31, 1996 of $1,309,000 was allocated to goodwill to be amortized over 20 years.

  In September 1996, the Company, pursuant to a statutory merger, acquired all the capital stock of Dimensional Oil Field Services, Inc. (Dimensional) for $1,500,000 in cash, a promissory note of $1,000,000 and 1,000,000 restricted shares of the Company's common stock at the current approximate $2 3/16 market price at the date of purchase. Promissory notes having an aggregate value of $750,000 are subject to certain minimum earnings requirements and are not reflected in the purchase price which approximates $3,984,000. The property, plant and equipment of Dimensional were valued at their estimated fair value of approximately $1,517,000. Deferred taxes have been provided for the difference between the book and tax basis of the property. The remaining assets and liabilities approximated their fair values. The excess purchase price over the fair value of the net assets of Dimensional at September 15, 1996 of approximately $2,649,000 was allocated to goodwill to be amortized over 20 years.

  On December 13, 1995, the Company consummated a share exchange (the Share Exchange) whereby it (i) acquired all of the outstanding common stock of Superior Well Service, Inc., Connection Technology, Ltd. and Superior Tubular Services, Inc. (collectively, Superior ) and (ii) acquired all of the outstanding common stock of Oil Stop, Inc. (Oil Stop). As used in the consolidated statements of the Company, the term Small's (Small's Oilfield Services Corp.) refers to the Company as of dates and periods prior to the consummation of the Share Exchange.

  Small's acquired all of the capital stock of Superior for 8,400,000 Common Shares. Because of the controlling interest that Superior shareholders had in the combined entity, among other factors, the transaction was accounted for as a reverse acquisition which resulted in the adjustment of the net assets of Small's to its estimated fair value as required by the rules of purchase accounting. The net assets of Superior were reflected at their respective historical book values. The valuation of Small's net assets was based upon the 1,641,250 shares of common stock outstanding prior to the Share Exchange at the approximate market price of $2.00 at the time of the renegotiation of the Share Exchange on August 25, 1995. The purchase price allocated to net assets was $3,283,000. The revaluation resulted in a substantial reduction in the carrying value of Small's property and equipment. The revaluation reflected an excess purchase price of $3,520,000 over the fair value of tangible assets which was recorded as goodwill. At December 31, 1995, in applying the rules of FAS No. 121 (see Note 9), this goodwill was written off and the property and equipment was written down an additional $522,000.

  Small's also acquired Oil Stop for the sum of $2,000,000 in cash and 1,800,000 million shares of common stock at the approximate trading price of $2.00 at the time of the renegotiation of the Share Exchange on August 25, 1995 for a total purchase price of $5,600,000. The book values of Oil Stop's assets and liabilities approximated their fair values under the rules of purchase accounting. The excess purchase price over the fair value of the net assets of Oil Stop at December 13, 1995 of $4,585,000 was allocated to goodwill to be amortized over 20 years.

  Each of the above transactions have been accounted for as a purchase and the results of operations of the acquired company have been included from the acquisition date.

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                          DECEMBER 31, 1995 AND 1996

  The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions and the Share Exchange had occurred on January 1, 1995 with pro forma adjustments to give effects to amortization of goodwill, depreciation and certain other adjustments together with related income tax effects (in thousands, except per share amounts):

                                                                1995     1996
                                                               -------  -------
      Net sales............................................... $25,870  $28,968
                                                               =======  =======
      Net earnings (loss)..................................... $(4,151) $ 4,253
                                                               =======  =======
      Earnings (loss) per share............................... $ (0.40) $  0.23
                                                               =======  =======

  The above pro forma financial information is not necessarily indicative of the results of operations as they would have been had the acquisitions and the Share Exchange been effected on the assumed date.

  Subsequent to year end, the Company, pursuant to a stock purchase agreement dated February 28, 1997, acquired all of the outstanding common stock of Nautilus Pipe & Tool Rental, Inc. and Superior Bearing & Machine Works, Inc. (collectively doing business as "Concentric Pipe & Tool Rentals") for $4,000,000 cash, 420,000 restricted shares of the Company's common stock and a promissory note in the principal amount of $2,150,000. The promissory note of $2,150,000 is subject to certain contingencies and is not reflected in the purchase price which approximates $5,838,000. Concentric Pipe & Tool Rentals is engaged in the business of renting specialized equipment used in the exploration, development and production of oil and gas and has operating facilities in Houma and Lafayette, Louisiana.

(3) LEASED EQUIPMENT

  In April 1993, the Company entered into an agreement to lease equipment
(boom) to National Response Corporation for the period June 1993 through December 31, 1997. The lease is an operating lease. The lessee has the option to purchase the equipment at the end of the lease term for $450,000. Rental income is recognized on a straight-line basis. Unearned income is recorded for lease payments in excess of rental income recognized.

(4) PROPERTY, PLANT AND EQUIPMENT

  A summary of property, plant and equipment at December 31, 1995 and 1996 (in thousands) is as follows:

                                                                  1995   1996
                                                                 ------ -------
      Buildings................................................. $  462 $   462
      Machinery and equipment...................................  5,669   8,725
      Automobiles, trucks, trailers and tractors................    839   1,036
      Furniture and fixtures....................................     74     184
      Construction-in-progress..................................    360   1,170
      Land......................................................    320      20
                                                                 ------ -------
                                                                  7,724  11,597
      Less accumulated depreciation.............................    820   1,703
                                                                 ------ -------
      Property, plant and equipment, net........................ $6,904 $ 9,894
                                                                 ====== =======

  The cost of property, plant and equipment leased to third parties was $5,231,000 at December 31, 1995 and 1996.

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                          DECEMBER 31, 1995 AND 1996

(5) NOTES PAYABLE

  The Company's notes payable as of December 31, 1995 and 1996 consist of the following (in thousands):

                                                                     1995  1996
                                                                    ------ ----
Revolving line of credit in the original amount of $1,000,000 bearing a variable rate of interest which equals the Wall Street
 Journal posted prime rate (8.5% at December 31, 1995) plus 2%;
 principal due March 31, 1996.....................................  $  918 $ --
Master note loan agreement with bank with a maximum principal amount of $4,000,000 bearing interest at the bank's prime rate
 (8.25% at December 31, 1996).....................................      --  300
Note payable in connection with purchase of Dimensional Oil Field
 Services, Inc., due January, 1998, annual interest of 7.0%.......      --  250
Installment notes payable, annual interest rates of 8.00% to 8.75%
 at December 31, 1996.............................................      90   51
Notes payable to insurance company, due July 1996, annual interest
 rate of 7.5%.....................................................      96   --
Other installment notes payable with interest rates ranging from
 7.35% to 12.0% due in monthly installments through 1996..........     145   --
                                                                    ------ ----
                                                                     1,249  601
Less current portion of notes payable.............................   1,249  351
                                                                    ------ ----
Long-term debt....................................................  $   -- $250
                                                                    ====== ====

  At December 31, 1996, the Company had notes payable related to acquisitions totaling $750,000 which are not recorded as their payment is subject to certain minimum earnings requirements.

  Subsequent to year end, the Company borrowed $4.0 million in connection with the acquisition of Concentric Pipe & Tool Rentals. Interest is at the lender's prime rate. The loan requires no principal payments through December 31, 1997 at which time it will convert to a five or seven year term loan (at the Company's option) with principal and interest payable monthly thereafter at 8.25%.

(6) INCOME TAXES

  Prior to December 13, 1995, certain companies in the Share Exchange were sub-chapter S corporations for income tax reporting purposes. Therefore, through December 13, 1995, no provision for federal and state income taxes had been made. In accordance with the terms of the Share Exchange, the sub-chapter S shareholders received a note to be paid in five equal installments during the twelve-month period ended November 1, 1997 for undistributed earnings prior to January 1, 1995 in the amount of $1,374,000. In addition, they received $1,091,000 primarily to pay taxes on earnings from January 1, 1995 through December 13, 1995. Pro forma income tax expense and net income (loss) as adjusted for income taxes is presented on the Statements of Operations in order to reflect the impact of income taxes as if Superior had been a taxable entity for all of 1995.

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                          DECEMBER 31, 1995 AND 1996

  The components of income tax expense for the years ended December 31, 1995 and 1996 are as follows (in thousands):

                                                                   1995    1996
                                                                   -----  ------
      Current:
        Federal................................................... $ 497  $1,382
        State.....................................................    78      54
                                                                   -----  ------
                                                                     575   1,436
                                                                   -----  ------
      Deferred:
        Federal...................................................  (384)    242
        State.....................................................   (60)      7
                                                                   -----  ------
                                                                   $ 131  $1,685
                                                                   =====  ======

  The significant components of deferred tax assets and liabilities at December 31, 1995 and 1996 are as follows ( in thousands):

                                                               1995     1996
                                                              -------  -------
      Deferred tax assets:
        Property, plant and equipment........................ $   527  $    --
        Unearned income......................................     401      137
        Allowance for doubtful accounts......................      75       51
        Net operating loss carryforward......................   1,118      942
                                                              -------  -------
                                                                2,121    1,130
        Valuation allowance..................................  (1,900)    (992)
                                                              -------  -------
          Net deferred tax assets............................     221      138
                                                              -------  -------
      Deferred tax liabilities:
        Property, plant and equipment........................      --     (946)
        Patent...............................................    (373)    (308)
                                                              -------  -------
                                                                 (373)  (1,254)
                                                              -------  -------
                                                              $  (152) $(1,116)
                                                              =======  =======

  A valuation allowance is provided to reduce the deferred tax assets to a level which, more likely than not, will be realized. The net deferred tax assets reflect management's estimate of the amount which will be realized from future profitability which can be predicted with reasonable certainty.

  As of December 31, 1996, the Company has a net operating loss carryforward of approximately $2.8 million which is available to reduce future Federal taxable income through 2010. The utilization of the net operating loss carryforward is limited to approximately $200,000 a year.

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                          DECEMBER 31, 1995 AND 1996

  A reconciliation between the statutory federal income rate and the Company's effective tax rate on pretax income (loss) for the years ended December 31, 1995 and 1996 is as follows:

                                                                   1995    1996
                                                                   -----   ----
      Federal income tax rate..................................... (34.0)% 34.0%
      Impairment of long-lived assets.............................  50.6     --
      Sub-chapter S income not subject to corporate tax........... (17.2)    --
      Valuation allowance adjustment..............................    --   (6.3)
      Other.......................................................   5.4    2.3
                                                                   -----   ----
      Effective income tax rate...................................   4.8%  30.0%
                                                                   =====   ====

(8) JOINT VENTURE

  On January 15, 1996, the Company entered into a joint venture with the G&L Tool Company, Inc. ("G&L"), an unrelated party, which extends through January 31, 2001. The Company contributed its West Texas assets that had a book value of approximately $4.5 million to the joint venture which will be engaged in the business of renting specialized oil well equipment and fishing tools to the oil and gas industry in connection with the drilling, development and production of oil, gas and related hydrocarbons.

  The Company receives as its share of distributions from operations $110,000 a month which began February 1996 and runs through January 1998 and $80,000 a month for the period February 1998 through January 2001. The distributions are reflected as revenues on the Statements of Operations. The Company's share of distributions is personally guaranteed by a principal of G&L.

  At the end of the joint venture term, G&L will have at its election, the option to purchase all of the Company's West Texas assets contributed to the joint venture for $2 million.

(9) IMPAIRMENT OF LONG-LIVED ASSETS

  In 1995 the Company elected the early adoption of Statement of Financial Accounting Standards (FAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. FAS No. 121 requires that when events or changes in circumstances indicate that carrying amounts of an asset may not be recoverable, there has been an impairment, and the asset should be written down to its fair asset value. In such instances where there is goodwill associated with the asset as a result of a business combination accounted for using the purchase method, the goodwill is eliminated before making any reduction of the carrying amounts of the impaired long-lived asset.

  The undiscounted net cash flows from the joint venture described in Note 8 were less than the carrying value of the property, plant and equipment and associated goodwill indicating that an impairment had taken place.

  The fair value of the fixed assets was determined by discounting the estimated net cash flows from the joint venture. The result was an impairment charge of $4,042,000 for the year ended December 31, 1995 consisting of a write-off of goodwill of $3,520,000 and a write-off of $522,000 of property, plant and equipment.

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                          DECEMBER 31, 1995 AND 1996

(10) STOCKHOLDERS' EQUITY

  At a special meeting of stockholders on February 23, 1996, the shareholders approved increasing the authorized number of shares of common stock to 40,000,000. At December 31, 1996, the following were outstanding:

    (a) Class A Warrants issued in connection with the Company's initial public offering, entitling the holders to purchase an aggregate of 1,121,251 shares of Common Stock until July 6, 1997 at an exercise price of $6.00 per Common Share;

    (b) Class B Warrants issued December 13, 1995 entitling the holder to purchase an aggregate of 5,175,000 shares of Common Stock until December 13, 2000 at an exercise price of $3.60 per Common Share;

    (c) Warrants entitling the holders thereof to purchase an aggregate of 66,666 shares of Common Stock until January 17, 2000 at an exercise price of $1.00 per share;

    (d) Options to purchase an aggregate of 75,000 shares of Common Stock until December 31, 1997 at an exercise price of $3.60 per share;

    (e) Options to purchase an aggregate of 150,000 shares of Common Stock until May 5, 1998 at an exercise price of $4.75 per share;

    (f) Options issued in July 1992 to purchase (a) an aggregate of 210,000 shares of Common Stock until July 6, 1997 at an exercise price of $3.60 per share and (b) Class A Warrants at an exercise price of $.07 per warrant, which Class A Warrants entitle the holders thereof to purchase an aggregate of 210,000 shares of Common Stock at a price of $6.00 per share, and

    (g) Underwriters Unit Purchase Options issued December 13, 1995 entitling the holder to purchase up to 150,000 Units until December 13, 1999 at an exercise price of $10.40.

  Under a Stock Option Plan (1991 Option Plan), approved by the Company's stockholders and Board of Directors, the Company may grant to officers, directors, employees, consultants and agents stock options for up to 75,000 shares of the Company's common stock. Stock options are exercisable at the greater of the fair market value of the common shares on the date of grant or $5.00 and options may not be granted to persons who hold 10% or more of the Company outstanding common shares on the date of a proposed grant. All options expire ten years from the date of grant. None of the stock options under the 1991 Option Plan has been granted.

  In October 1995, the stockholders approved the 1995 Stock Incentive Plan (Incentive Plan) to provide long-term incentives to its key employees, including officers and directors who are employees of the Company (Eligible Employees). Under the Incentive Plan, the Company may grant incentive stock options, non-qualified stock options, restricted stock, stock awards or any combination thereof to Eligible Employees for up to 600,000 shares of the Company's Common Stock. The Compensation Committee of the Board of Directors establishes the exercise price of any stock options granted under the Incentive Plan, provided the exercise price may not be less than the fair market value of a common share on the date of grant.

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                          DECEMBER 31, 1995 AND 1996

  A summary of stock options granted under the Incentive Plan for the years ended December 31, 1995 and 1996 are as follows:

                                                    1995             1996
                                              ---------------- -----------------
                                              NUMBER  WEIGHTED NUMBER   WEIGHTED
                                                OF    AVERAGE    OF     AVERAGE
                                              SHARES   PRICE   SHARES    PRICE
                                              ------- -------- -------  --------
Outstanding at beginning of year.............      --          150,000   $2.53
Granted...................................... 150,000  $2.53   421,500   $2.56
Exercised....................................      --     --        --
Forfeited....................................      --     --   (40,000)  $2.56
Canceled.....................................      --     --        --      --
                                              -------  -----   -------   -----
Outstanding at the end of year............... 150,000  $2.53   531,500   $2.55
                                              =======  =====   =======   =====
Exercisable at end of year...................      --     --   357,000   $2.55
                                              =======  =====   =======   =====
Available for future grants.................. 450,000           68,500
                                              =======          =======

  The Company accounts for its stock based compensation under the principles prescribed by the Accounting Principles Board's Opinion No. 25, Accounting for Stock Issued to Employees (Opinion No. 25). Accordingly, stock options awarded under the Incentive Plan are considered to be "non-compensatory" and do not result in the recognition of compensation expense.

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) No.123 Accounting for Stock-Based Compensation, which encouraged the use of fair value based method of accounting for compensation expense associated with stock option and similar plans. However, FAS No. 123 permits the continued use of the value based method prescribed by Opinion No. 25 but required additional disclosures, including pro forma calculations of earnings and net earnings per share as if the fair value method of accounting prescribed by FAS No. 123 had been applied in 1995 and 1996. The pro forma data presented below is not representative of the effects on reported amounts for future years because FAS No. 123 does not apply to awards prior to 1995 and additional awards are expected in the future (in thousands, except per share amounts).

                                       AS REPORTED            PRO FORMA
                                   --------------------- ---------------------
                                     1995        1996      1995        1996
                                   ---------  ---------- ---------  ----------
Net income (loss)................  $  (3,355) $    3,932 $  (3,355) $    3,798
                                   =========  ========== =========  ==========
Earnings per share...............  $   (0.38) $     0.22 $   (0.38) $     0.22
                                   =========  ========== =========  ==========
Average shares outstanding.......  8,847,946  17,618,711 8,847,946  17,618,711
                                   =========  ========== =========  ==========
Average fair value of grants dur-
 ing the year....................         --          -- $    0.57  $     0.58
                                   =========  ========== =========  ==========
Black-Scholes option pricing
 model assumptions:
  Risk free interest rate........                              5.9%        6.1%
  Expected life (years)..........                                3           3
  Volatility.....................                             20.6%       20.6%
  Dividend yield.................                               --          --
                                                         =========  ==========

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                          DECEMBER 31, 1995 AND 1996

(11) COMMITMENTS AND CONTINGENCIES

  The Company leases certain office, service and assembly facilities under operating leases. The leases expire at various dates over the next several years. Total rent expense was $85,000 in 1995 and $169,000 in 1996. Future minimum lease payments under non-cancelable leases for the five years ending December 31, 1996 through 2000 are as follows: $243,000, $198,000, $93,000,
$54,000 and none, respectively.

  From time to time, the Company is involved in litigation arising out of operations in the normal course of business. In management's opinion, the Company is not involved in any litigation, the outcome of which would have a material effect on its business or operations.

(12) RELATED PARTY TRANSACTIONS

  The Company has entered into certain transactions which have given rise to amounts payable to the shareholders. The balances at December 31, 1995 and 1996 were $3,422,000 and $1,171,000, respectively.

  Due to shareholders, included in notes payable--other on the consolidated balance sheet, at December 31, 1995 consisted of $2,000,000 paid January 2, 1996 to the former sole shareholder of Oil Stop in the acquisition of that company and approximately $1,374,000 due to the former shareholders of Superior for undistributed earnings in sub-chapter S corporations prior to December 31, 1994. Due to shareholders at December 31, 1996 is primarily for the undistributed earnings in sub-chapter S corporations prior to December 31, 1994.

  The Company paid consulting fees to a director, who is not an employee, of $25,000 in 1995 and $23,000 in 1996. The employment contract of a director, who is a former officer, was converted to a consulting agreement, in May 1996. He was paid $70,000 in 1996 under this agreement and will be paid $60,000 in 1997 and 1998. The Company also paid a director, who is also an employee and a shareholder rent of approximately $2,400 in 1995 and $46,200 in 1996. The Company is obligated to make such rent payments in the future as follows:
$46,200 in 1997 and $46,200 in 1998. The Company also paid an employee $36,000 in 1995 for the rent of two facilities. As of December 31, 1995, the Company negotiated the cancellation of lease with an officer and director in the amount of $125,000.

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                  (UNAUDITED)

                                 (IN THOUSANDS)

                                                                  SEPTEMBER 30,
                             ASSETS                                   1997
                             ------                               -------------
Current assets:
  Cash and cash equivalents......................................    $ 1,103
  Accounts receivable--net.......................................     13,183
  Inventories....................................................      1,474
  Deferred income taxes..........................................        137
  Other..........................................................        885
                                                                     -------
    Total current assets.........................................     16,782
                                                                     -------
Property, plant and equipment--net...............................     23,193
Goodwill--net....................................................     17,347
Patent--net......................................................      1,052
                                                                     -------
    Total assets.................................................    $58,374
                                                                     =======
              LIABILITIES AND STOCKHOLDERS' EQUITY
              ------------------------------------
Current liabilities:
  Accounts payable...............................................    $ 2,244
  Notes payable--other...........................................        296
  Unearned income................................................        173
  Accrued expenses...............................................      2,166
  Income taxes payable...........................................        352
                                                                     -------
    Total current liabilities....................................      5,231
                                                                     -------
Deferred income taxes............................................      3,570
Long-term debt...................................................      1,412
Stockholders' equity:
  Preferred stock of $.01 par value. Authorized, 5,000,000
   shares; none issued...........................................         --
  Common stock of $.001 par value. Authorized, 40,000,000 shares;
   issued, 25,143,985............................................         25
  Additional paid-in capital.....................................     41,620
  Retained earnings..............................................      6,516
                                                                     -------
    Total stockholders' equity...................................     48,161
                                                                     -------
    Total liabilities and stockholders' equity...................    $58,374
                                                                     =======

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             THREE MONTHS       NINE MONTHS
                                            ENDED SEPTEMBER   ENDED SEPTEMBER
                                                  30,               30,
                                            ----------------  ----------------
                                             1996     1997     1996     1997
                                            -------  -------  -------  -------
Revenue.................................... $ 5,910  $13,220  $15,240  $33,309
                                            -------  -------  -------  -------
Costs and expenses:
  Costs of services........................   2,716    5,442    7,129   14,735
  Depreciation and amortization............     346      829      936    1,992
  General and administrative...............   1,359    3,063    3,548    7,556
                                            -------  -------  -------  -------
    Total costs and expenses...............   4,421    9,434   11,613   24,283
                                            -------  -------  -------  -------
Income from operations.....................   1,489    3,886    3,627    9,026
Other income (expense):
  Interest expense.........................     (11)    (226)     (59)    (463)
  Other....................................      (7)      --      173       --
                                            -------  -------  -------  -------
    Income before income taxes.............   1,471    3,660    3,741    8,563
Provision for income taxes.................     441    1,208    1,122    2,826
                                            -------  -------  -------  -------
Net income................................. $ 1,030  $ 2,452  $ 2,619  $ 5,737
                                            =======  =======  =======  =======
Net income per common share and common
 share equivalent.......................... $  0.06  $  0.11  $  0.15  $  0.28
                                            =======  =======  =======  =======
Weighted average shares outstanding........  17,614   22,126   17,259   20,259
                                            =======  =======  =======  =======

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                 (IN THOUSANDS)

                                                               NINE MONTHS
                                                             ENDED SEPTEMBER
                                                                   30,
                                                             -----------------
                                                              1996      1997
                                                             -------  --------
Cash flows from operating activities:
 Net income................................................. $ 2,619  $  5,737
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization.............................     936     1,992
  Unearned income...........................................    (519)     (219)
  Changes in operating assets and liabilities, net of
   acquisitions:
   Accounts receivable...................................... (1,044)    (4,387)
   Inventories..............................................      14      (269)
   Other-net................................................     (70)     (395)
   Accounts payable.........................................  (1,186)      (63)
   Due to shareholders......................................     (26)   (1,136)
   Accrued expenses.........................................     135       670
   Income taxes payable.....................................   1,111    (1,234)
                                                             -------  --------
Net cash provided by operating activities...................   1,970       696
                                                             -------  --------
Cash flows from investing activities:
 Acquisitions of businesses, net of cash acquired...........  (2,349)   (9,256)
 Payments for purchases of property and equipment...........  (1,164)   (4,985)
 Proceeds from sale of property and equipment...............     357        --
                                                             -------  --------
    Net cash used in investment activities..................  (3,156)  (14,241)

Cash flows from financing activities:
 Notes payable--bank........................................    (308)     (524)
 Deferred payment for acquisition of Oil Stop, Inc..........  (2,000)       --
 Proceeds from exercise of warrants and stock options.......      --    14,739
                                                             -------  --------
    Net cash provided by (used in) financing activities.....  (2,308)   14,215
                                                             -------  --------
    Net increase (decrease) in cash.........................  (3,494)      670
Cash and cash equivalents at beginning of period............   5,068       433
                                                             -------  --------
Cash and cash equivalents at end of period.................. $ 1,574  $  1,103
                                                             =======  ========

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

(1) BASIS OF PRESENTATION

  Certain information and footnote disclosures normally in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to rules and regulations of the Securities and Exchange Commission; however, management believes the disclosures which are made are adequate to make the information presented not misleading. These financial statements and footnotes should be read in conjunction with the financial statements and notes thereto included in the Company's consolidated financial statements for the year ended December 31, 1996.

  The financial information for the nine months ended September 30, 1996 and 1997, has not been audited. However, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for the periods presented have been included therein. The results of operations for the first nine months of the year are not necessarily indicative of the results of operations which might be expected for the entire year. Certain previously reported amounts have been reclassified to conform to the 1997 presentation.

(2) BUSINESS COMBINATIONS

  The Company, pursuant to a stock purchase agreement dated February 28, 1997, acquired all of the outstanding common stock of Nautilus Pipe & Tool Rental, Inc. and Superior Bearing & Machine Works, Inc. (collectively doing business as "Concentric Pipe & Tool Rentals") for $4,000,000 cash 420,000 restricted shares of the Company's common stock and a promissory note in the principal amount of $2,150,000. The amounts payable under the promissory note is subject to certain contingencies and is not reflected in the purchase price which approximated $5,838,000. Concentric Pipe & Tool Rentals is engaged in the business of renting specialized equipment used in the exploration, development and production of oil and gas and has operating facilities in Houma and Lafayette, Louisiana.

  The Company, pursuant to a stock purchase agreement dated April 30, 1997, acquired all of the outstanding common stock of F. & F. Wireline Service, Inc. for $900,000 cash and a promissory note in the principal amount of $600,000. The amount payable under the promissory note is subject to certain contingencies and is not reflected in the purchase price of $900,000. F & F Wireline Service, Inc. is located in Lake Charles, Louisiana and provides production wireline services on land and throughout the western Gulf of Mexico.

  The Company, pursuant to an agreement and plan of merger dated May 31, 1997, acquired Tong Rentals and Supply Company, Inc. for $5,500,000 cash and 1,100,000 shares of the Company's common stock. Tong Rentals and Supply Company, Inc. rents power swivels, power tongs and related equipment. It operates offices in Lafayette, Louisiana and Houston and Alice, Texas.

  Subsequent to September 30, 1997, the Company, pursuant to a stock purchase agreement dated October 3, 1997, acquired all of the outstanding common stock of Fastorq, Inc. for $4,810,000 cash and a promissory note in the principal amount of $2,590,000. The amount payable under the promissory note is subject to certain contingencies and is not reflected in the purchase price of $4,810,000. Fastorq, Inc. provides wrench bolting, nut splitting, bolt removal and mechanical pipe cutting services and has operating facilities in Belle Chasse and Gonzales, Louisiana.

  Subsequent to September 30, 1997, the Company agreed in principle to purchase all of the outstanding stock of Stabil Drill Specialties, Inc. for $17,500,000 cash and a promissory note in the principal amount of $7,500,000. The amount payable under the promissory note will be subject to certain contingencies. Stabil Drill

                SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES

                                  (UNAUDITED)
Specialties, Inc. manufactures for sale and rental a full range of tools used in the bottom hole assembly including stabilizers, mills, hole openers and non-magnetic drill collars with operating facilities in Lafayette, Houma, Louisiana and Houston and Corpus Christi, Texas.

  Subsequent to September 30, 1997, the Company agreed in principle to purchase all of the outstanding stock of Sub-Surface Tools, Inc. for $17,500,000 cash and a promissory note of $7,500,000. The amount payable under the promissory note will be subject to certain contingencies. Sub-Surface Tools, Inc. provides specialized rental equipment including tubulars, tubular handling tools and pressure equipment used for drilling completion and workover of oil and gas wells with operating facilities in Morgan city, Venice and New Iberia, Louisiana and Alvin, Texas.

 New Accounting Pronouncement

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Statement No. 128, (FAS) No. 128, Earnings Per Share. FAS No. 128 which supersedes Opinion No. 15, will be effective for the Company's year ended December 31, 1997, and cannot be adopted earlier. After adoption, all prior period earnings per share must be restated to conform with FAS No. 128. FAS No. 128 will not have a material impact on the Company's earnings per share.

                         INDEPENDENT AUDITORS' REPORT

The Boards of Directors
Stabil Drill Specialties, Inc.:

  We have audited the accompanying balance sheets of Stabil Drill Specialties, Inc. as of August 31, 1996 and 1997, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stabil Drill Specialties, Inc. as of August 31, 1996 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

New Orleans, Louisiana
October 20, 1997

                         STABIL DRILL SPECIALTIES, INC.

                                 BALANCE SHEETS

                            AUGUST 31, 1996 AND 1997

                            ASSETS                                 1996      1997
                            ------                              ---------- ---------
Current assets:
  Cash......................................................... $   25,983   748,801
  Accounts receivable, net of allowance of $20,303 and $36,106 in 1996 and 1997, respectively:
    Billed.....................................................  2,010,028 3,574,511
    Unbilled...................................................    351,984   671,170
  Other receivables............................................     25,453     4,370
  Other current assets.........................................    134,122    13,010
                                                                ---------- ---------
      Total current assets.....................................  2,547,570 5,011,862
                                                                ---------- ---------
Property, plant and equipment, net.............................  2,831,089 4,225,331
Goodwill, net..................................................         --   473,500
Other assets...................................................     37,501    39,318
                                                                ---------- ---------
                                                                $5,416,160 9,750,011
                                                                ========== =========
             LIABILITIES AND STOCKHOLDERS' EQUITY
             ------------------------------------
Current liabilities:
  Notes payable................................................    777,116    20,735
  Current portion of long-term debt............................    246,811   314,799
  Accounts payable.............................................    243,098 1,004,605
  Accrued expenses.............................................    117,622   250,890
  Income taxes payable.........................................     40,081   752,596
  Deferred income taxes........................................    185,450   174,118
                                                                ---------- ---------
      Total current liabilities................................  1,610,178 2,517,743
                                                                ---------- ---------
Long-term debt.................................................    409,439 1,244,036
Deferred income taxes..........................................  1,011,926 1,249,814
Stockholders' equity:
  Common stock, $1 par value, 10,000 shares authorized, 100
   shares issued and outstanding...............................        100       100
  Additional paid in capital...................................     39,106    39,106
  Retained earnings............................................  2,345,411 4,699,212
                                                                ---------- ---------
      Total stockholders' equity...............................  2,384,617 4,738,418
                                                                ---------- ---------
                                                                $5,416,160 9,750,011
                                                                ========== =========

                See accompanying notes to financial statements.

                         STABIL DRILL SPECIALTIES, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                      YEARS ENDED AUGUST 31, 1996 AND 1997

                                                             1996       1997
                                                          ---------- ----------
Revenues................................................. $8,601,983 14,372,077
                                                          ---------- ----------
Costs and expenses:
  Operating expenses.....................................  4,374,170  6,144,914
  General and administrative.............................  2,440,645  3,367,107
  Depreciation...........................................    668,871    807,600
  Interest expense.......................................    132,314     82,107
  Loss (gain) on sale of other assets....................     19,717    (19,926)
  Deferred compensation..................................    230,000         --
                                                          ---------- ----------
                                                           7,865,717 10,381,802
                                                          ---------- ----------
    Income before income taxes...........................    736,266  3,990,275
Income taxes.............................................    322,814  1,636,474
                                                          ---------- ----------
Net income...............................................    413,452  2,353,801
Retained earnings, beginning of year.....................  1,931,959  2,345,411
                                                          ---------- ----------
Retained earnings, end of year........................... $2,345,411  4,699,212
                                                          ========== ==========



                See accompanying notes to financial statements.

                         STABIL DRILL SPECIALTIES, INC.

                            STATEMENTS OF CASH FLOWS

                      YEARS ENDED AUGUST 31, 1996 AND 1997

                                                          1996        1997
                                                        ---------  -----------
Cash flows from operating activities:
 Net income............................................ $ 413,452    2,353,801
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization........................   670,868      808,818
  Gain on sale of equipment............................  (314,995)    (621,285)
  Deferred income taxes................................   219,470      112,891
  Changes in working capital, net of the effect of the
   acquisition of Terrebonne Machine Shop, Inc.:
   Accounts receivable.................................  (286,720)  (1,599,853)
   Other assets........................................  (113,100)      45,146
   Accounts payable and accrued expenses...............  (267,834)     673,086
   Other liabilities...................................     6,568      707,149
                                                        ---------  -----------
    Net cash provided by operating activities..........   327,709    2,479,753
                                                        ---------  -----------
Cash flows from investing activities:
 Capital expenditures..................................  (950,583)  (1,964,488)
 Proceeds from the sale of equipment...................   534,273    1,021,821
 Acquisition of Terrebonne Machine Shop, Inc...........        --     (605,070)
                                                        ---------  -----------
    Net cash used in investing activities..............  (416,310)  (1,547,737)
                                                        ---------  -----------
Cash flows from financing activities:
 Repayments on loan obligations........................  (750,532)  (1,273,302)
 Proceeds from issuance of debt........................   838,262    1,064,104
                                                        ---------  -----------
    Net cash (used in) provided by financing
     activities........................................    87,730     (209,198)
                                                        ---------  -----------
Net (decrease) increase in cash........................      (871)     722,818
Cash, beginning of year................................    26,854       25,983
                                                        ---------  -----------
Cash, end of year...................................... $  25,983      748,801
                                                        =========  ===========
Supplemental schedules of noncash investing and
 financing activities:
 Long-term debt was incurred when the Company purchased
  the following assets:
  Terrebonne Machine Shop, Inc......................... $      --      255,402
  Equipment............................................    40,000           --
                                                        ---------  -----------
                                                        $  40,000      255,402
                                                        =========  ===========
Supplemental disclosures of cash flow information:
 Cash paid during the year for:
 Interest.............................................. $ 132,423       82,849
                                                        =========  ===========
 Income taxes.......................................... $ 114,314      896,798
                                                        =========  ===========

                See accompanying notes to financial statements.

                        STABIL DRILL SPECIALTIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           AUGUST 31, 1996 AND 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Nature of Operations

  Stabil Drill Specialties, Inc. (the Company) rents, repairs and sells drilling tools used in the exploration of oil and gas primarily in Louisiana and Texas. The Company's customers consist primarily of oil and gas drilling companies.

 (b) Revenue Recognition

  The Company recognizes revenues when rentals are provided. Rentals are not invoiced until the tool is returned from the job. Unbilled accounts receivable consist of receivables which have not been invoiced as of the end of the period. In the ordinary course of business, the Company grants credit to customers, generally without collateral.

 (c) Income Taxes

  Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 109, (FAS) No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (d) Property, Plant and Equipment

  Property, plant and equipment are recorded at cost. Manufacturing overhead is capitalized and included in the cost of rental tools fabricated by the Company. Depreciation is computed using the straight line method based on the estimated useful lives of the individual assets as follows:

                                                                           YEARS
                                                                           -----
      Autos and trucks....................................................   5
      Machinery and equipment............................................. 5-18
      Leasehold improvements.............................................. 8-15
      Building............................................................  30

  Expenditures for property, plant and equipment and items which substantially increase the useful lives of existing assets are capitalized at cost while routine expenditures for repairs and maintenance are expensed as incurred.

 (e) Cash Flow Statement

  For purposes of the statements of cash flows, the Company considers all highly-liquid instruments purchased with a maturity date of three months or less to be cash equivalents.

 (f) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

                         STABIL DRILL SPECIALTIES, INC.

                            AUGUST 31, 1996 AND 1997

(2) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment at August 31, 1996 and 1997 consists of the following:

                                                          1996         1997
                                                       -----------  -----------
      Rental tools.................................... $ 2,623,126    3,486,731
      Shop equipment..................................     745,556    1,307,138
      Land and buildings..............................     346,222      643,013
      Truck and auto..................................     597,180      639,303
      Furniture and fixtures..........................     114,457      149,863
      Leasehold improvements..........................       7,274        7,274
                                                       -----------  -----------
                                                         4,433,815    6,233,322
      Less accumulated depreciation...................  (1,676,893)  (2,156,880)
                                                       -----------  -----------
                                                         2,756,922    4,076,442
      Construction in progress........................      74,167      148,889
                                                       -----------  -----------
                                                       $ 2,831,089    4,225,331
                                                       ===========  ===========

(3) NOTES PAYABLE

  Notes payable at August 31, 1996 and 1997 consists of the following:

                                                                  1996    1997
                                                                -------- ------
  Note payable to a bank, due September 1996, bearing interest
 at 9.75%, secured by  equipment and accounts receivable......  $ 72,175     --
  Note payable to a bank, $450,000 revolving line of credit
 ($300,000, prior to January  1996) under which the Company
 may borrow amounts not to exceed 70% of eligible  accounts
 receivable, bearing interest at 2% over Chase Manhattan
 Bank's prime rate,  due monthly, secured by assignments of
 accounts receivable and personal guarantee  of an officer....   450,000     --
  Note payable to a vendor, non-interest bearing, payable in
 monthly payments of  $6,667 through November 1996............    20,000     --
  Note payable to a credit corporation, due in monthly
 installments through May 1997,  bearing interest at 10.95%,
 unsecured....................................................    95,927     --
  Note payable to an individual, as further described in note
 6............................................................   139,014 20,735
                                                                -------- ------
                                                                $777,116 20,735
                                                                ======== ======

                         STABIL DRILL SPECIALTIES, INC.

                            AUGUST 31, 1996 AND 1997

(4) LONG-TERM DEBT

  Long-term debt at August 31, 1996 and 1997 consists of the following:

                                                               1996     1997
                                                             -------- ---------
Notes payable to a bank, bearing interest at 1% above Chase
 Manhattan Bank's prime rate (9.57% at August 31, 1997),
 due in monthly installments of $2,175 through February
 2002 and one final payment of $104,525, secured by
 personal guarantee of an officer and mortgages on land and
 building..................................................  $     --   162,854
Notes payable to a bank, bearing interest at 8.5%, due in
 monthly installments of $14,405, secured by personal
 guarantee of an officer and chattel mortgage on equipment.        --   690,719
Notes payable to certain individuals, dated July 31, 1997,
 non-interest bearing, with a face amount of $400,000 and
 imputed interest at 8.5%, due in annual installments of
 $100,000 through July 31, 2000, unsecured.................        --   255,402
Note payable to an individual, dated December 21, 1994,
 bearing interest at 8.5% per annum, due in monthly
 installments of $2,368 through December 1997, unsecured...    35,511        --
Notes payable to officers, subordinated to certain bank
 debts, bearing interest at 9% per annum, due on demand
 with interest payable monthly, unsecured..................   186,697   154,255
Note payable to the Small Business Administration, bearing
 interest at 8.78% per annum, due in monthly installments
 of $770 through April 2011, secured by mortgages on land
 and building..............................................    71,639    68,945
Note payable to a bank, bearing interest at 8%, due in
 monthly installments of $1,092 through April 2005, secured
 by mortgages on land and building.........................    81,175    72,708
Note payable to a bank, bearing interest at 1 1/2% above
 Chase Manhattan Bank's prime rate (10% at August 31,
 1997), due in monthly installments of $1,130 through
 December 2003, secured by personal guarantee of an officer
 and mortgages on land and building........................    72,134    65,473
Notes payable to banks, bearing interest at 7.9% to 8.75%,
 due in monthly installments through October 1997, secured
 by chattel mortgage on vehicles...........................   106,119    88,479
Notes payable to banks, bearing interest at 10.25% to
 12.5%, due in monthly installments through July 1997,
 secured by chattel mortgage on equipment and accounts
 receivable assignment.....................................   102,975        --
                                                             -------- ---------
                                                              656,250 1,558,835
Less current portion of long-term debt.....................   246,811   314,799
                                                             -------- ---------
  Total long-term debt.....................................  $409,439 1,244,036
                                                             ======== =========

  Maturities of long-term debt for each of the next five years are as follows:

      1998............................................................. $314,799
      1999.............................................................  246,271
      2000.............................................................  267,968
      2001.............................................................  191,580
      2001.............................................................  286,530
      Thereafter.......................................................  251,687
                                                                        ========

                        STABIL DRILL SPECIALTIES, INC.

                           AUGUST 31, 1996 AND 1997

(5) INCOME TAXES

  Income tax expense for the years ended August 31, 1996 and 1997 consists of:

                                                   CURRENT   DEFERRED    TOTAL
                                                  ---------- --------  ---------
      1996:
        U.S. Federal............................. $  102,001 251,564     353,565
        State and local..........................      1,343 (32,094)    (30,751)
                                                  ---------- -------   ---------
                                                  $  103,344 219,470     322,814
                                                  ========== =======   =========
      1997:
        U.S. Federal.............................  1,377,552  61,360   1,438,912
        State and local..........................    146,031  51,531     197,562
                                                  ---------- -------   ---------
                                                  $1,523,583 112,891   1,636,474
                                                  ========== =======   =========

  The actual income tax expense attributable to pretax income for the years ended August 31, 1996 and 1997, differs from amounts computed by applying the U.S. Federal tax rate of 34% to pretax income as a result of the following:

                                                              1996      1997
                                                            --------  ---------
      Computed expected tax expense........................ $250,330  1,356,694
      State income tax net of the Federal benefit..........  (20,296)   130,391
      Expenses not deductible for tax......................   76,072     80,637
      Other................................................   16,708     68,752
                                                            --------  ---------
                                                            $322,814  1,636,474
                                                            ========  =========

  The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and liabilities at August 31, 1996 and 1997 are as follows:

                                                              1996      1997
                                                           ---------- ---------
Deferred tax assets--accounts payable accrued for
 financial reporting purposes............................. $  139,843        --
                                                           ---------- ---------
Deferred tax liabilities:
  Property, plant and equipment, principally due to
   differences in depreciation............................    455,577   693,939
  Accounts receivable accrued for financial reporting
   purposes...............................................    881,642   557,907
  Other...................................................         --   172,086
                                                           ---------- ---------
    Total deferred tax liabilities........................  1,337,219 1,423,932
                                                           ---------- ---------
    Net deferred tax liability............................ $1,197,376 1,423,932
                                                           ========== =========

  No valuation allowance has been provided for the deferred tax asset, as management believes it is more likely than not it will be realized through future operating results and the reversal of taxable temporary differences.

                        STABIL DRILL SPECIALTIES, INC.

                           AUGUST 31, 1996 AND 1997

(6) DEFERRED COMPENSATION AGREEMENT

  On November 8, 1995, the Company entered into a deferred compensation agreement with a former employee. The agreement bears interest at 8.75% and obligates the Company to pay the individual monthly payments of $10,481 from December 1995 through November 1997. The present value has been recorded as expense in the statement of income in 1996.

(7) OPERATING LEASES

  The Company has, in its normal course of business, entered into several operating lease agreements expiring in various years through 2001. Future minimum lease payments, scheduled by years ending August 31, are as follows:

      1998.............................................................. $28,216
      1999..............................................................  28,210
      2000..............................................................  21,000
      2001..............................................................  12,250
                                                                         =======

  Rent expense totaled $104,495 and $94,689 for the years ended August 31, 1996 and 1997, respectively.

(8) PROFIT SHARING PLAN

  The Company maintains a profit sharing plan with a 401(k) provision that covers all full-time employees over the age of twenty-one with more than one year of service. Each participant may contribute up to 15% of their compensation. Employer contributions to the plan are at the discretion of the board of directors. Employer matching contributions to the plan amounted to $37,046 and $57,308 during 1996 and 1997, respectively. The board of directors elected to make a profit sharing contribution of $35,000 and $100,000 for the fiscal years ended August 31, 1996 and 1997, respectively.

(9) RELATED PARTY TRANSACTIONS

  Loans from officers at August 31, 1996 and 1997 amount to $186,697 and $154,255, respectively. Interest paid by the Company on these loans for the years ended August 31, 1996 and 1997 amounted to $18,393 and $18,226, respectively. These obligations are more fully described in note 4.

  The Company purchases equipment from an entity that is owned by the Company's management. Purchases during 1996 and 1997 amounted to $115,160 and $122,572, respectively.

(10) BUSINESS ACQUISITION

  In July 1997, the Company acquired 100% of the outstanding common stock of Terrebonne Machine Shop, Inc. The acquisition was recorded as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair value at the purchase date. The remainder of the purchase price was recorded as goodwill and is being amortized over 20 years. The Company paid cash of $600,000 and issued a note payable for the remaining balance of $400,000 ($355,402 at present value). In connection with the acquisition, immediately following the transaction, the Company merged the assets and liabilities of Terrebonne Machine Shop, Inc. into the Company. Results of operations of the acquired entity have been included in the accompanying statement of income and retained earnings from the date of acquisition forward.

                        STABIL DRILL SPECIALTIES, INC.

                           AUGUST 31, 1996 AND 1997

  The purchase price allocation is as follows:

      Assets acquired:
        Cash........................................................ $  235,416
        Accounts receivable.........................................    262,733
        Fixed assets................................................    563,170
        Other assets................................................        572
        Cost in excess of net assets acquired.......................    474,717
                                                                     ----------
          Total assets acquired.....................................  1,536,608
                                                                     ----------
      Liabilities assumed:
        Accounts payable............................................     88,421
        Notes payable...............................................    240,486
        Income taxes payable........................................     85,731
        Accrued expenses............................................     52,903
        Deferred income taxes.......................................    113,665
                                                                     ----------
          Total liabilities assumed.................................    581,206
                                                                     ----------
          Net assets acquired....................................... $  955,402
                                                                     ==========

  The following unaudited pro forma information presents a summary of results of operations as if the acquisition had occurred on September 1, 1995 with pro forma adjustments to give effect to amortization of goodwill, depreciation and certain other adjustments together with related income tax effects:

                                                              1996       1997
                                                           ---------- ----------
      Revenue............................................. $9,522,400 15,888,396
                                                           ========== ==========
      Net income.......................................... $  488,666  2,473,933
                                                           ========== ==========

  The above pro forma financial information is not necessarily indicative of the results of operations as they would have been had the acquisition been effected on the assumed date.

(11) COMMITMENTS AND CONTINGENCIES

  From time to time the Company is involved in litigation arising out of operations in the norman course of business. In management's opinion, the Company is not involved in any litigation, the outcome of which would have a material effect on its financial position or results of operations.

(12) SUBSEQUENT EVENT

  Subsequent to year end, the Company's shareholders entered into an agreement to sell all of the common stock of the Company for cash of $17,500,000 and contingent notes payable of $7,500,000, which are dependent upon the financial performance of the Company over the next three years, to Superior Energy Services, Inc.

                         INDEPENDENT AUDITORS' REPORT

The Boards of Directors
Sub-Surface Tools, Inc.:

  We have audited the accompanying balance sheet of Sub-Surface Tools, Inc. as of July 31, 1997, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sub-Surface Tools, Inc. as of July 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

New Orleans, Louisiana
October 15, 1997

                            SUB-SURFACE TOOLS, INC.

                                 BALANCE SHEET

                                 JULY 31, 1997

                              ASSETS
                              ------
Current assets:
  Cash............................................................. $   626,228
  Accounts receivable..............................................   2,143,159
  Other............................................................      34,127
                                                                    -----------
    Total current assets...........................................   2,803,514
Net property and equipment.........................................  13,700,428
Other assets.......................................................       9,200
                                                                    -----------
                                                                    $16,513,142
                                                                    ===========
               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------
Current liabilities:
  Accounts payable and accrued expenses............................   1,225,023
  Current portion of notes payable.................................   1,383,852
                                                                    -----------
    Total current liabilities......................................   2,608,875
                                                                    -----------
Deferred income taxes..............................................   1,079,249
Stockholders' equity:
  Common stock, no par value; 5,000 shares authorized and issued...       5,000
  Treasury stock...................................................      (8,500)
  Retained earnings................................................  12,828,518
                                                                    -----------
    Total stockholders' equity.....................................  12,825,018
                                                                    -----------
                                                                    $16,513,142
                                                                    ===========


                See accompanying notes to financial statements.

                            SUB-SURFACE TOOLS, INC.

                   STATEMENT OF INCOME AND RETAINED EARNINGS

                            YEAR ENDED JULY 31, 1997

Revenues........................................................... $10,696,294
                                                                    -----------
Expenses:
  Costs of services................................................   3,886,370
  Selling, general and administrative..............................   2,411,973
  Interest.........................................................     147,748
  Depreciation.....................................................   1,784,661
                                                                    -----------
                                                                      8,230,752
                                                                    -----------
    Income before income taxes.....................................   2,465,542
Income taxes.......................................................     909,303
                                                                    -----------
    Net income.....................................................   1,556,239
Retained earnings at beginning of year.............................  11,272,279
                                                                    -----------
Retained earnings at end of year................................... $12,828,518
                                                                    ===========




                See accompanying notes to financial statements.

                            SUB-SURFACE TOOLS, INC.

                            STATEMENT OF CASH FLOWS

                            YEAR ENDED JULY 31, 1997

Cash flows from operating activities:
 Net income....................................................... $ 1,556,239
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation....................................................   1,784,661
  Gain on sale of property and equipment..........................    (205,804)
  Deferred income taxes...........................................     140,049
  Changes in operating assets and liabilities:
   Accounts receivable............................................     114,478
   Other assets...................................................      (2,268)
   Accounts payable and accrued expenses..........................    (166,065)
                                                                   -----------
    Net cash provided by operating activities.....................   3,221,290
                                                                   -----------
Cash flows from investing activities:
 Proceeds from sale of property and equipment.....................     713,175
 Payments for purchases of property and equipment.................  (4,532,734)
                                                                   -----------
    Net cash used in investing activities.........................  (3,819,559)
                                                                   -----------
Cash flows from financing activities:
 Repayment of loan to shareholder.................................     (42,000)
 Proceeds from notes payable......................................   1,924,086
 Repayments of notes payable......................................  (1,455,859)
                                                                   -----------
    Net cash provided by financing activities.....................     426,227
                                                                   -----------
    Net decrease in cash..........................................    (172,042)
Cash at beginning of year.........................................     798,270
                                                                   -----------
Cash at end of year............................................... $   626,228
                                                                   ===========
Supplemental disclosures of cash flow information:
 Cash paid during the year for interest........................... $   145,757
                                                                   ===========
 Cash paid during the year for taxes.............................. $   787,000
                                                                   ===========


                See accompanying notes to financial statements.

                            SUB-SURFACE TOOLS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                 JULY 31, 1997

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Organization

  Sub-Surface Tools, Inc. (the Company) rents specialized equipment, including tubulars, tubular handling tools and pressure control equipment, used in oil and gas well drilling, workover, completion and production activities.

 (b) Use of Estimates

  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

 (c) Revenue Recognition

  Revenues are recognized when rentals are provided.

 (d) Property and Equipment

  Property and equipment is carried at cost. Depreciation is computed using the straight-line method based on the following estimated useful lives:

                                                                     ESTIMATED
                               DESCRIPTION                          USEFUL LIVES
                               -----------                          ------------
      Buildings and improvements................................... 30 years
      Machinery and equipment...................................... 5-15 years
      Transportation equipment..................................... 3-5 years
      Oilfield tools............................................... 10-12 years
      Furniture and fixtures....................................... 5-7 years

 (e) Income Taxes

  Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standard No. 109, (FAS) No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(2) CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMER

  The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places cash with high quality financial institutions.

  A majority of the Company's business is conducted with major oil and gas exploration companies with operations in the Gulf of Mexico. The Company continually evaluates the financial strength of their customers but does not require collateral to support the customer receivables.

                            SUB-SURFACE TOOLS, INC.

                                 JULY 31, 1997

  One customer, Shell Oil Corporation, accounted for 86 percent of operating revenues for the year ended July 31, 1997.

(3) PROPERTY AND EQUIPMENT

  A summary of property and equipment at July 31, 1997 follows:

      Land......................................................... $   348,061
      Buildings and improvements...................................     812,410
      Machinery and equipment......................................     528,520
      Automobiles, trucks, trailers and tractors...................     211,175
      Furniture and fixtures.......................................       7,567
      Oilfield tools...............................................  19,195,592
                                                                    -----------
                                                                     21,103,325
      Less accumulated depreciation................................   7,402,897
                                                                    -----------
        Net property and equipment................................. $13,700,428
                                                                    ===========

(4) NOTES PAYABLE

  A summary of notes payable at July 31, 1997 follows:

      Revolving master note payable to bank......................... $  781,352
      Installment note payable, principal and interest (8.25%)
       payable monthly, maturing July 20, 1998......................    530,500
      Note payable shareholder......................................     72,000
                                                                     ----------
                                                                      1,383,852
      Less current portion..........................................  1,383,852
                                                                     ----------
                                                                     $       --
                                                                     ==========

  The Company entered into a revolving master note loan agreement with a bank with a maximum aggregate principal amount of $1,000,000. The master note payable bears interest at variable rates as determined by the bank (effective rate of 8.25% at July 31, 1997). Amounts currently outstanding under the agreement are due December 15, 1997.

  Additionally, on September 30, 1997, the Company entered into a master note with a bank for aggregate borrowings not to exceed $3,000,000. Total borrowings under the master note were $1,653,424 at October 10, 1997. Principal and interest, which accrue at 8.5%, are due November 30, 1997.

(5) INCOME TAXES

  Components of income tax expense for the year ended July 31, 1997 are as follows:

                                                         FEDERAL  STATE   TOTAL
                                                         -------- ------ -------
      Current........................................... $719,837 49,417 769,254
      Deferred..........................................  131,618  8,431 140,049
                                                         -------- ------ -------
                                                         $851,455 57,848 909,303
                                                         ======== ====== =======

                            SUB-SURFACE TOOLS, INC.

                                 JULY 31, 1997

  The effective rate of income tax expense is 37% for the year ended July 31, 1997. The reasons for the differences between the effective tax rate and the "expected" corporate federal income tax rate of 34% are as follows:

                                                                      PERCENTAGE
                                                                      OF PRETAX
                                                                       EARNINGS
                                                                      ----------
Expected tax rate....................................................     34%
Increases (decreases) in tax rate resulting from:
  State income taxes.................................................      1
  Non-deductible meals and entertainment expense.....................      1
  Other..............................................................      1
                                                                         ---
                                                                          37%
                                                                         ===

  The deferred tax liability of $1,079,249 at July 31, 1997 is a result of the difference in the tax and book basis of property, plant and equipment, principally due to differences in depreciation.

(6) COMMITMENTS AND CONTINGENCIES

  The Company leases office space under an operating lease. The operating lease is for a five-year period from March 1, 1997 to February 28, 2002 and provides for annual rental payments of $32,000.

  From time to time the Company is involved in litigation arising out of operations in the normal course of business. In management's opinion, the Company is not involved in any litigation, the outcome of which would have a material effect on its financial position or results of operations.

(7) SUBSEQUENT EVENT

  Subsequent to year end, the Company's shareholder entered into an agreement to sell all of the common stock of the Company for cash of $17,500,000 and contingent notes payable of $7,500,000, which are dependent upon the financial performance of the Company over the next three years, to Superior Energy Services, Inc.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   10
Forward-Looking Statements................................................   14
Use of Proceeds...........................................................   15
Dividends and Price Range of
 Common Stock ............................................................   16
Capitalization............................................................   17
Selected Consolidated Financial Data......................................   18
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   20
Business..................................................................   24
Management................................................................   30
Principal and Selling Stockholders........................................   32
Description of Capital Stock..............................................   33
Underwriting..............................................................   35
Legal Matters.............................................................   36
Experts...................................................................   36
Available Information.....................................................   37
Incorporation of Certain Documents by Reference...........................   37
Index to Consolidated Financial Statements................................  F-1

                                ---------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               6,000,000 SHARES

                   [LOGO OF SUPERIOR ENERGY SERVICES, INC.]

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                                        , 1997

                         JOHNSON RICE & COMPANY L.L.C.

                           JEFFERIES & COMPANY, INC.

                             GAINES, BERLAND INC.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses payable in connection with the sale and distribution of the securities being registered.

      SEC registration fee............................................ $ 23,393
      NASD filing fee.................................................    8,220
      Nasdaq listing fee..............................................   17,500
      Printing expenses...............................................   75,000*
      Accounting fees and expenses....................................  125,000*
      Legal fees and expenses.........................................  125,000*
      Miscellaneous...................................................   25,887*
                                                                       --------
        Total......................................................... $400,000
                                                                       ========

--------
* Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law of Delaware, as amended (the "DGCL"), provides that a Delaware corporation may indemnify its officers, directors, employees and agents in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Article Tenth of the Registrant's Certificate of Incorporation, a copy of which is incorporated herein by reference as Exhibit 3.1, provides for the indemnification of directors and officers against expenses and liabilities incurred in connection with defending actions brought against them for negligence or misconduct in their official capacities.

  Paragraph 7 of Section 102(b) of the DGCL permits a Delaware corporation, by so providing in its Certificate of Incorporation, to eliminate or limit the personal liability of a director to the corporation for damages arising out of certain alleged breaches of the director's duties to the corporation. The DGCL, however, provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) for breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful purchase or redemption of its capital stock, or (iv) for any transaction from which the director derived an improper personal benefit. Article Ninth of the Registrant's Certificate of Incorporation eliminates the personal liability of the directors of the Company to the fullest extent permitted by Paragraph 7 of Section 102(b) of the DGCL.

  The Registrant also has indemnity agreements with each of its officers and directors, which provide for indemnification of such directors and officers. The Registrant also carries insurance permitted by the DGCL on behalf of its directors and officers, which may cover liabilities under the Securities Act. The Underwriting Agreement, a form of which is filed as Exhibit 1.1, also provides indemnification to directors and officers of the Registrant under certain conditions.

ITEM 16. EXHIBITS.

 1.1 --Form of Underwriting Agreement.
 3.1 --Composite of the Company's Certificate of Incorporation (incorporated by reference from the Company's Form 10-QSB for the quarter ended March 31,
      1996).
 3.2 --Composite of the Company's By-laws (incorporated by reference from the Company's Registration Statement on Form SB-2 (Registration No. 333-
      15987)).
 3.3 --Specimen Stock Certificate (incorporated by reference from the Company's registration statement on Form SB-2 (Registration No. 33-94454)).

 5.1  --Opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.
23.1  --Consent of KPMG Peat Marwick LLP
23.2  --Consent of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. (included in Exhibit
       5.1).
24    --Power of Attorney (included in the Signature Page to this Registration Statement).

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes that:

    (1) For the purpose of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Belle Chasse, State of Louisiana, on October 29, 1997.

                                          SUPERIOR ENERGY SERVICES, INC.

                                                   /s/ Terence E. Hall
                                          By: _________________________________
                                                     Terence E. Hall
                                                 Chairman of the Board,
                                               Chief Executive Officer and
                                                        President

                               POWER OF ATTORNEY

  KNOW ALL MEAN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints each of Terence E. Hall and Robert
S. Taylor, as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and additional registration statements relating to this Registration Statement and filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

     /s/   Terence E. Hall           Chairman of the Board, Chief   October 29, 1997
____________________________________ Executive Officer and
          Terence E. Hall            President (Principal
                                     Executive Officer)

      /s/ Robert S. Taylor           Chief Financial Officer        October 29, 1997
____________________________________ (Principal Financial
          Robert S. Taylor           Officer)

  /s/  Ernest J. Yancey, Jr.         Director                       October 29, 1997
____________________________________
        Ernest J. Yancy, Jr.

   /s/   James E. Ravannack          Director                       October 29, 1997
____________________________________
         James E. Ravannack

      /s/ Richard J. Lazes           Director                       October 29, 1997
____________________________________
          Richard J. Lazes

     /s/ Kenneth C. Boothe           Director                       October 29, 1997
____________________________________
         Kenneth C. Boothe

       /s/ Bradford Small            Director                       October 29, 1997
____________________________________
           Bradford Small

     /s/ Justin L. Sullivan          Director                       October 29, 1997
____________________________________
         Justin L. Sullivan

                                      S-1